# ASM PACIFIC TECHNOLOGY LIMITED

Consolidated Financial Statements
For the year ended 31 December 2013

ASM PACIFIC TECHNOLOGY LIMITED

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2013

| CONTENTS | PAGE(S) |
|---|---|
| INDEPENDENT AUDITORS' REPORT | 1 & 2 |
| CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED 31 DECEMBER 2012 (UNAUDITED) AND 2013 | 3 |
| CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT 31 DECEMBER 2012 (UNAUDITED) AND 2013 | 4 & 5 |
| CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEARS ENDED 31 DECEMBER 2012 (UNAUDITED) AND 2013 | 6 |
| CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED 31 DECEMBER 2012 (UNAUDITED) AND 2013 | 7 & 8 |
| NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS | 9 - 73 |

Deloitte.
德勤

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Shareholders of ASM Pacific Technology Limited:

We have audited the accompanying consolidated financial statements of ASM Pacific Technology Limited and its subsidiaries (the "Company"), which comprise the consolidated statement of financial position as of 31 December 2013, and the related statements of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and the related notes to the consolidated financial statements.

**Management's Responsibility for the Consolidated Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certificated Public Accountants; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

**Auditors' Responsibility**

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Shareholders of ASM Pacific Technology Limited: - continued

**Opinion**

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2013, and the results of its operations and its cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards.

Hong Kong Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 43 to the consolidated financial statements.

Deloitte Touche Tohmatsu

**Deloitte Touche Tohmatsu**
Certified Public Accountants
Hong Kong
20 May 2014

## CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEAR ENDED 31 DECEMBER 2013

| | NOTES | 2013 HK$'000 | 2012 HK$'000 (unaudited) |
|---|---|---|---|
| Turnover | 7 | 10,841,166 | 10,460,558 |
| Cost of sales | | (7,661,808) | (7,298,182) |
| Gross profit | | 3,179,358 | 3,162,376 |
| Other income | | 31,774 | 16,711 |
| Selling and distribution expenses | | (898,478) | (937,409) |
| General and administrative expenses | | (560,845) | (451,618) |
| Research and development expenses | 9 | (948,295) | (905,115) |
| Other gains and losses | 10 | (7,420) | (7,493) |
| Restructuring costs | 11 | (104,521) | - |
| Finance costs | 12 | (18,563) | (8,774) |
| Profit before taxation | | 673,010 | 868,678 |
| Income tax expense | 13 | (114,421) | (179,684) |
| Profit for the year, attributable to owners of the Company | 14 | 558,589 | 688,994 |
| Other comprehensive income (expense) | | | |
| - exchange differences on translation of foreign operations, which may be reclassified subsequently to profit or loss | | 93,807 | 42,617 |
| - remeasurement of defined benefit retirement plans, net of tax, which will not be reclassified to profit or loss | 33 | 12,108 | (40,160) |
| Other comprehensive income for the year | | 105,915 | 2,457 |
| Total comprehensive income for the year, attributable to owners of the Company | | 664,504 | 691,451 |
| Earnings per share | 18 | | |
| - Basic | | HK$1.40 | HK$1.73 |
| - Diluted | | HK$1.40 | HK$1.73 |

The accompanying notes are an integral part of these consolidated financial statements.

ASM PACIFIC TECHNOLOGY LIMITED

# CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AT 31 DECEMBER 2013

| | NOTES | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) |
|---|---|---|---|
| Non-current assets | | | |
| Property, plant and equipment | 19 | 2,000,800 | 2,105,615 |
| Investment property | 20 | 70,215 | 69,501 |
| Intangible assets | 21 | 9,650 | 15,213 |
| Prepaid lease payments | 22 | 26,983 | 27,794 |
| Pledged bank deposit | 23 | 213,866 | 204,520 |
| Deposits paid for acquisition of property, plant and equipment | | 61,490 | 36,920 |
| Rental deposits paid | 25 | 16,719 | 13,549 |
| Deferred tax assets | 34 | 242,427 | 171,634 |
| Other non-current assets | | 79,459 | 53,397 |
| | | 2,721,609 | 2,698,143 |
| Current assets | | | |
| Inventories | 24 | 3,236,119 | 2,876,375 |
| Trade and other receivables | 25 | 3,115,798 | 3,155,458 |
| Prepaid lease payments | 22 | 974 | 997 |
| Derivative financial instruments | 26 | 4,225 | 1,479 |
| Income tax recoverable | | 65,152 | 4,525 |
| Bank balances and cash | 27 | 1,596,592 | 1,487,003 |
| | | 8,018,860 | 7,525,837 |
| Current liabilities | | | |
| Trade and other payables | 28 | 2,151,810 | 2,091,605 |
| Provisions | 29 | 348,901 | 320,638 |
| Income tax payable | | 251,781 | 244,423 |
| Bank borrowings | 30 | 550,778 | 695,273 |
| | | 3,303,270 | 3,351,939 |
| Net current assets | | 4,715,590 | 4,173,898 |
| | | 7,437,199 | 6,872,041 |

| | NOTES | 2013 HK$'000 | 2012 HK$'000 (unaudited) |
|---|---|---|---|
| Capital and reserves | | | |
| Share capital | 31 | 40,063 | 39,925 |
| Dividend reserve | | 200,317 | 119,773 |
| Other reserves | | 6,840,885 | 6,396,976 |
| Equity attributable to owners of the Company | | 7,081,265 | 6,556,674 |
| Non-current liabilities | | | |
| Retirement benefit obligations | 33 | 83,133 | 91,410 |
| Provisions | 29 | 85,224 | 54,181 |
| Bank borrowings | 30 | 145,384 | 129,175 |
| Deferred tax liabilities | 34 | 5,783 | 8,811 |
| Other liabilities and accruals | 28 | 36,410 | 31,790 |
| | | 355,934 | 315,367 |
| | | 7,437,199 | 6,872,041 |

The accompanying notes are an integral part of these consolidated financial statements.

# CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2013

| | Attributable to owners of the Company | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Share capital HK$'000 | Share premium HK$'000 | Employee share-based compensation reserve HK$'000 | Shares held for share award scheme HK$'000 (Note 32) | Capital redemption reserve HK$'000 | Capital reserve HK$'000 | Translation reserve HK$'000 | Retained profits HK$'000 | Dividend reserve HK$'000 | Total HK$'000 |
| At 1 January 2012 (unaudited) | 39,764 | 665,329 | - | - | 155 | 72,979 | (81,340) | 5,250,798 | 318,110 | 6,265,795 |
| Profit for the year | - | - | - | - | - | - | - | 688,994 | - | 688,994 |
| Exchange differences on translation of foreign operations, which may be reclassified subsequently to profit or loss | - | - | - | - | - | - | 42,617 | - | - | 42,617 |
| Remeasurement of defined benefit retirement plans, net of tax (note 33), which will not be reclassified to profit or loss | - | - | - | - | - | - | - | (40,160) | - | (40,160) |
| Total comprehensive income for the year | - | - | - | - | - | - | 42,617 | 648,834 | - | 691,451 |
| Sub-total | 39,764 | 665,329 | - | - | 155 | 72,979 | (38,723) | 5,899,632 | 318,110 | 6,957,246 |
| Recognition of equity-settled share-based payments | - | - | 197,132 | - | - | - | - | - | - | 197,132 |
| Purchase of shares under the Employee Shares Incentive Scheme (as defined in note 32) | - | - | - | (37,035) | - | - | - | - | - | (37,035) |
| Shares vested under the Employee Share Incentive Scheme | - | - | (37,035) | 37,035 | - | - | - | - | - | - |
| Shares issued under the Employee Share Incentive Scheme | 161 | 159,936 | (160,097) | - | - | - | - | - | - | - |
| 2011 final dividend paid | - | - | - | - | - | - | - | - | (318,110) | (318,110) |
| 2012 interim dividend paid | - | - | - | - | - | - | - | (242,559) | - | (242,559) |
| 2012 final dividend proposed | - | - | - | - | - | - | - | (119,773) | 119,773 | - |
| At 31 December 2012 and 1 January 2013 (unaudited) | 39,925 | 825,265 | - | - | 155 | 72,979 | (38,723) | 5,537,300 | 119,773 | 6,556,674 |
| Profit for the year | - | - | - | - | - | - | - | 558,589 | - | 558,589 |
| Exchange differences on translation of foreign operations, which may be reclassified subsequently to profit or loss | - | - | - | - | - | - | 93,807 | - | - | 93,807 |
| Remeasurement of defined benefit retirement plans, net of tax (note 33), which will not be reclassified to profit or loss | - | - | - | - | - | - | - | 12,108 | - | 12,108 |
| Total comprehensive income for the year | - | - | - | - | - | - | 93,807 | 570,697 | - | 664,504 |
| Sub-total | 39,925 | 825,265 | - | - | 155 | 72,979 | 55,084 | 6,107,997 | 119,773 | 7,221,178 |
| Recognition of equity-settled share-based payments | - | - | 142,418 | - | - | - | - | - | - | 142,418 |
| Purchase of shares under the Employee Shares Incentive Scheme | - | - | - | (22,822) | - | - | - | - | - | (22,822) |
| Shares vested under the Employee Share Incentive Scheme | - | - | (22,822) | 22,822 | - | - | - | - | - | - |
| Shares issued under the Employee Share Incentive Scheme | 138 | 119,458 | (119,596) | - | - | - | - | - | - | - |
| 2012 final dividend paid | - | - | - | - | - | - | - | - | (119,773) | (119,773) |
| 2013 interim dividend paid | - | - | - | - | - | - | - | (139,736) | - | (139,736) |
| 2013 final dividend proposed | - | - | - | - | - | - | - | (200,317) | 200,317 | - |
| At 31 December 2013 | 40,063 | 944,723 | - | - | 155 | 72,979 | 55,084 | 5,767,944 | 200,317 | 7,081,265 |

The accompanying notes are an integral part of these consolidated financial statements.

## CONSOLIDATED STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED 31 DECEMBER 2013

| | 2013 HK$'000 | 2012 HK$'000 (unaudited) |
|---|---|---|
| Operating activities | | |
| Profit before taxation | 673,010 | 868,678 |
| Adjustments for: | | |
| Depreciation | 413,289 | 373,842 |
| Release of prepaid lease payments | 974 | 997 |
| Amortization of intangible assets | 10,157 | 13,681 |
| Release of land license fee | 2,970 | 512 |
| Loss (gain) on disposal/write-off of property, plant and equipment | 11,160 | (576) |
| Gain on fair value change of derivative financial instruments | (1,818) | (18,369) |
| Warranty provision expenses | 275,971 | 204,301 |
| Restructuring provision costs | 104,521 | - |
| Share-based payments under the Employee Share Incentive Scheme | 142,418 | 197,132 |
| Interest income | (3,273) | (9,766) |
| Interest expense | 18,563 | 8,774 |
| Effect of foreign exchange rate changes on inter-company balances | 14,649 | 18,377 |
| Operating cash flows before movements in working capital | 1,662,591 | 1,657,583 |
| Increase in inventories | (324,704) | (316,053) |
| Decrease (increase) in trade and other receivables | 77,948 | (197,786) |
| Decrease (increase) in other non-current assets | 376 | (733) |
| Increase in trade and other payables | 107,071 | 91,570 |
| Increase (decrease) in other liabilities and accruals | 3,167 | (24,255) |
| Decrease in provisions | (2,652) | (5,747) |
| Utilization of warranty provision | (273,837) | (206,057) |
| Payment for restructuring provision | (57,067) | - |
| Increase in retirement benefit obligations | 5,683 | 4,438 |
| Purchase of shares under the Employee Share Incentive Scheme | (22,822) | (37,035) |
| Cash generated from operations | 1,175,754 | 965,925 |
| Income taxes paid | (261,441) | (492,774) |
| Income taxes refunded | 9,780 | 3,119 |
| Net cash from operating activities | 924,093 | 476,270 |
| Investing activities | | |
| Interest received | 3,273 | 9,766 |
| Proceeds on disposal of property, plant and equipment | 9,027 | 6,268 |
| Purchase of property, plant and equipment | (346,718) | (459,426) |
| Deposits paid for acquisition of property, plant and equipment | (61,490) | (36,920) |
| Prepayment for land license fee | (31,013) | (53,836) |
| Additions of intangible assets | (3,898) | (17,316) |
| Additions to investment property | (53) | (2,676) |
| Withdrawal of pledged bank deposits | - | 2,051 |
| Net cash used in investing activities | (430,872) | (552,089) |

| | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) |
|---|---|---|
| Financing activities | | |
| Bank borrowings raised | 519,731 | 887,901 |
| Repayment of bank borrowings | (648,389) | (393,966) |
| Dividends paid | (259,509) | (560,669) |
| Interest paid | (18,413) | (12,232) |
| Net cash used in financing activities | (406,580) | (78,966) |
| Net increase (decrease) in cash and cash equivalents | 86,641 | (154,785) |
| Cash and cash equivalents at beginning of the year | 1,487,003 | 1,627,662 |
| Effect of foreign exchange rate changes | 22,948 | 14,126 |
| Cash and cash equivalents at end of the year, represented by bank balances and cash | 1,596,592 | 1,487,003 |

The accompanying notes are an integral part of these consolidated financial statements.

## 1. GENERAL

The Company is an exempted company incorporated in the Cayman Islands and its shares are listed on The Stock Exchange of Hong Kong Limited. The addresses of the registered office and principal place of business of the Company are disclosed in the corporate information of the annual report.

The consolidated financial statements are presented in Hong Kong dollars which is the functional currency of the Company.

The Company acts as an investment holding company. The principal activities of the Company and its subsidiaries (the "Group") are engaged in the design, manufacture and marketing of machines, tools and materials used in semiconductor and electronic assembly industries. The principal subsidiaries and their activities are set out in note 41.

## 2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

***Application of new and revised HKFRSs***

The Group has applied the following new and revised HKFRSs issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") for the first time in the current year.

| | |
|---|---|
| Amendments to HKFRSs | Annual Improvements to HKFRSs 2009 - 2011 Cycle |
| Amendments to HKFRS 7 | Disclosures - Offsetting Financial Assets and Financial Liabilities |
| Amendments to HKFRS 10, HKFRS 11 and HKFRS 12 | Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance |
| HKFRS 10 | Consolidated Financial Statements |
| HKFRS 11 | Joint Arrangements |
| HKFRS 12 | Disclosure of Interests in Other Entities |
| HKFRS 13 | Fair Value Measurement |
| HKAS 19 (Revised 2011) | Employee Benefits |
| HKAS 27 (Revised 2011) | Separate Financial Statements |
| HKAS 28 (Revised 2011) | Investments in Associates and Joint Ventures |
| Amendments to HKAS 1 | Presentation of Items of Other Comprehensive Income |
| HK(IFRIC) - Int 20 | Stripping Costs in the Production Phase of a Surface Mine |

Except as described below, the application of the new and revised HKFRSs in the current year has had no material impact on the Group's financial performance and positions for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs") - continued

Amendments to HKAS 1 "Presentation of Items of Other Comprehensive Income"

The Group has applied the amendments to HKAS 1 "Presentation of Items of Other Comprehensive Income". Upon the adoption of the amendments to HKAS 1, the Group's "statement of comprehensive income" is renamed as the "statement of profit or loss and other comprehensive income". Furthermore, the amendments to HKAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified to profit or loss and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis - the amendments do not change the option to present items of other comprehensive income either before tax or net of tax. The amendments have been applied retrospectively, and hence the presentation of items of other comprehensive income has been modified to reflect the changes. Other than the above mentioned presentation changes, the application of the amendments to HKAS 1 does not result in any impact on profit or loss, other comprehensive income and total comprehensive income.

HKFRS 13 "Fair Value Measurement"

The Group has applied HKFRS 13 for the first time in the current year. HKFRS 13 establishes a single source of guidance for, and disclosures about, fair value measurements. The scope of HKFRS 13 is broad:

- the fair value measurement requirements of HKFRS 13 apply to both financial instrument items and non-financial instrument items for which other HKFRSs require or permit fair value measurements; and
- disclosures about fair value measurements, except for share-based payment transactions that are within the scope of HKFRS 2 "Share-based Payment", leasing transactions that are within the scope of HKAS 17 "Leases", and measurements that have some similarities to fair value but are not fair value (e.g. net realizable value for the purposes of measuring inventories or value in use for impairment assessment purposes).

HKFRS 13 defines the fair value of an asset as the price that would be received to sell an asset (or paid to transfer a liability, in the case of determining the fair value of a liability) in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. Fair value under HKFRS 13 is an exit price regardless of whether that price is directly observable or estimated using another valuation technique. Also, HKFRS 13 includes extensive disclosure requirements.

HKFRS 13 requires prospective application. In accordance with the transitional provisions of HKFRS 13, the Group has not made any new disclosures required by HKFRS 13 for the 2012 comparative period (please see notes 6 and 20 for the 2013 disclosures). Other than the additional disclosures, the application of HKFRS 13 has not had any material impact on the amounts recognized in the consolidated financial statements.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs") - continued

HKAS 19 (as revised in 2011) "Employee Benefits"

In the current year, the Group has applied HKAS 19 "Employee Benefits" (as revised in 2011) and the related consequential amendments for the first time.

HKAS 19 (as revised in 2011) changes the accounting for defined benefit plans and termination benefits.

The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in the fair value of plan assets when they occur, and hence eliminate the 'corridor approach' permitted under the previous version of HKAS 19 and accelerate the recognition of past service costs. All actuarial gains and losses are recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus. Furthermore, the interest cost and expected return on plan assets used in the previous version of HKAS 19 are replaced with a 'net interest' amount under HKAS 19 (as revised in 2011), which is calculated by applying the discount rate to the net defined benefit liability or asset.

Specific transitional provisions are applicable to first-time application of HKAS 19 (as revised in 2011).

HKAS 19 (as revised in 2011) introduces certain changes in the presentation of the defined benefit cost including more extensive disclosures, which are set out in note 33. However, the application of HKAS 19 (as revised in 2011) has not had any material impact on the amounts recognized in profit or loss and other comprehensive income in prior years.

***New and revised HKFRSs in issue but not yet effective***

The Group has not early applied the following new and revised HKFRSs that have been issued but are not yet effective:

| | |
|---|---|
| HKFRS 9 | Financial Instruments[1] |
| HKFRS 14 | Regulatory Deferral Accounts[5] |
| Amendments to HKFRS 9 and HKFRS 7 | Mandatory Effective Date of HKFRS 9 and Transition Disclosures[1] |
| Amendments to HKFRS 10, HKFRS 12 and HKAS 27 | Investment Entities[2] |
| Amendments to HKAS 19 | Defined Benefit Plans: Employee Contributions[3] |
| Amendments to HKAS 32 | Offsetting Financial Assets and Financial Liabilities[2] |
| Amendments to HKAS 36 | Recoverable Amount Disclosures for Non-Financial Assets[2] |
| Amendments to HKAS 39 | Novation of Derivatives and Continuation of Hedge Accounting[2] |
| Amendments to HKFRSs | Annual Improvements to HKFRSs 2010 - 2012 Cycle[4] |
| Amendments to HKFRSs | Annual Improvements to HKFRSs 2011 - 2013 Cycle[3] |
| HK(IFRIC) - Int 21 | Levies[2] |

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs") - continued

***New and revised HKFRSs in issue but not yet effective*** - continued

[1] Available for application - the mandatory effective date will be determined when the outstanding phases of HKFRS 9 are finalized.
[2] Effective for annual periods beginning on or after 1 January 2014.
[3] Effective for annual periods beginning on or after 1 July 2014.
[4] Effective for annual periods beginning on or after 1 July 2014, with limited exceptions.
[5] Effective for first annual HKFRS financial statements beginning on or after 1 January 2016.

HKFRS 9 "Financial Instruments"

HKFRS 9 issued in 2009 introduces new requirements for the classification and measurement of financial assets. HKFRS 9 was subsequently amended in 2010 includes the requirements for the classification and measurement of financial liabilities and for derecognition, and further amended in 2013 to include the new requirements for hedge accounting.

Key requirements of HKFRS 9 are described as follows:

- All recognized financial assets that are within the scope of HKAS 39 "Financial Instruments: Recognition and Measurement" to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent reporting periods. In addition, under HKFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

- With regard to the measurement of financial liabilities designated as at fair value through profit or loss, HKFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability's credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value of financial liabilities attributable to changes in the financial liabilities' credit risk are not subsequently reclassified to profit or loss. Under HKAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss was presented in profit or loss.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs") - continued

HKFRS 9 "Financial Instruments" - continued

The new general hedge accounting requirements retain the three types of hedge accounting. However, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an 'economic relationship'. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced.

The directors do not anticipate that the adoption of HKFRS 9 in the future will have material impact on amounts reported in respect of the Group's financial assets and financial liabilities.

Amendments to HKAS 19 "Defined Benefit Plans: Employee Contributions"

The amendments to HKAS 19 clarify how an entity should account for contributions made by employees or third parties to defined benefit plans, based on whether those contributions are dependent on the number of years of service provided by the employee.

For contributions that are independent of the number of years of service, the entity may either recognize the contributions as a reduction in the service cost in the period in which the related service is rendered, or to attribute them to the employees' periods of service using the projected unit credit method; whereas for contributions that are dependent on the number of years of service, the entity is required to attribute them to the employees' periods of service.

The directors of the Company do not anticipate that the application of these amendments to HKAS 19 will have a significant impact on the Group's consolidated financial statements.

Amendments to HKAS 32 "Offsetting Financial Assets and Financial Liabilities"

The amendments to HKAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of 'currently has a legally enforceable right of set-off' and 'simultaneous realization and settlement'.

The directors of the Company do not anticipate that the application of these amendments to HKAS 32 will have a significant impact on the Group's consolidated financial statements as the Group does not have any financial assets and financial liabilities that qualify for offset.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs") - continued

Annual Improvements to HKFRSs 2010 - 2012 Cycle

The *Annual Improvements to HKFRSs 2010 - 2012 Cycle* include a number of amendments to various HKFRSs, which are summarized below.

The amendments to HKFRS 2 (i) change the definitions of 'vesting condition' and 'market condition'; and (ii) add definitions for 'performance condition' and 'service condition' which were previously included within the definition of 'vesting condition'. The amendments to HKFRS 2 are effective for share-based payment transactions for which the grant date is on or after 1 July 2014.

The amendments to HKFRS 3 clarify that contingent consideration that is classified as an asset or a liability should be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of HKFRS 9 or HKAS 39 or a non-financial asset or liability. Changes in fair value (other than measurement period adjustments) should be recognized in profit or loss. The amendments to HKFRS 3 are effective for business combinations for which the acquisition date is on or after 1 July 2014.

The amendments to HKFRS 8 (i) require an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have 'similar economic characteristics'; and (ii) clarify that a reconciliation of the total of the reportable segments' assets to the entity's assets should only be provided if the segment assets are regularly provided to the chief operating decision-maker.

The amendments to the basis for conclusions of HKFRS 13 clarify that the issue of HKFRS 13 and consequential amendments to HKAS 39 and HKFRS 9 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of discounting is immaterial.

The amendments to HKAS 16 and HKAS 38 remove perceived inconsistencies in the accounting for accumulated depreciation/amortization when an item of property, plant and equipment or an intangible asset is revalued. The amended standards clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/amortization is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses.

The amendments to HKAS 24 clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. Consequently, the reporting entity should disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services. However, disclosure of the components of such compensation is not required.

The directors do not anticipate that the application of the amendments included in the *Annual Improvements to HKFRSs 2010 - 2012 Cycle* will have a material effect on the Group's consolidated financial statements.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs") - continued

Annual Improvements to HKFRSs 2011 - 2013 Cycle

The *Annual Improvements to HKFRSs 2011 - 2013 Cycle* include a number of amendments to various HKFRSs, which are summarized below.

The amendments to HKFRS 3 clarify that the standard does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself.

The amendments to HKFRS 13 clarify that the scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis includes all contracts that are within the scope of, and accounted for in accordance with, HKAS 39 or HKFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within HKAS 32.

The amendments to HKAS 40 clarify that HKAS 40 and HKFRS 3 are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether:

(a) the property meets the definition of investment property in terms of HKAS 40; and
(b) the transaction meets the definition of a business combination under HKFRS 3.

The directors do not anticipate that the application of the amendments included in the *Annual Improvements to HKFRSs 2011 - 2013 Cycle* will have a material effect on the Group's consolidated financial statements.

HK(IFRIC) - Int 21 "Levies"

HK(IFRIC) - Int 21 "Levies" addresses the issue of when to recognize a liability to pay a levy. The Interpretation defines a levy, and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation. The Interpretation provides guidance on how different levy arrangements should be accounted for, in particular, it clarifies that neither economic compulsion nor the going concern basis of financial statements preparation implies that an entity has a present obligation to pay a levy that will be triggered by operating in a future period.

The directors of the Company anticipate that the application of HK(IFRIC) - Int 21 will have no effect on the Group's consolidated financial statements as the Group does not have any levy arrangements.

The directors of the Company anticipate that the application of the other new and revised Standards and Interpretations issued but not yet effective will have no material effect on amounts reported in the consolidated financial statements and/or disclosures set out in these consolidated financial statements of the Group.

## 3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and by the Hong Kong Companies Ordinance.

The consolidated financial statements have been prepared on the historical cost basis except for the derivative financial instruments which are measured at fair value at the end of each reporting period, as explained in the accounting policies set out below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of HKFRS 2, leasing transactions that are within the scope of HKAS 17, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in HKAS 2 or value in use in HKAS 36.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
- Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
- Level 3 inputs are unobservable inputs for the asset or liability.

The principal accounting policies are set out below.

### Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries. Control is achieved when the Company:

- has power over the investee;
- is exposed, or has rights, to variable returns from its involvement with the investee; and
- has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Basis of consolidation - continued

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group's accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold in the normal course of business, net of discounts and sales related taxes.

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

- the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;
- the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
- the amount of revenue can be measured reliably;
- it is probable that the economic benefits associated with the transaction will flow to the Group; and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably. Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount on initial recognition.

Property, plant and equipment

Property, plant and equipment including buildings held for use in the production of goods, or for administrative purposes (other than construction in progress) are stated in the consolidated statement of financial position at cost less subsequent accumulated depreciation and accumulated impairment losses, if any.

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Property, plant and equipment - continued

Properties in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Costs include professional fees and, for qualifying assets, borrowing costs capitalized in accordance with the Group's accounting policy. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized so as to write off the cost of items of property, plant and equipment other than properties under construction less their residual values over their estimated useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of the reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

If an item of property, plant and equipment becomes an investment property because its use has changed as evidenced by end of owner-occupation, the transfer does not change the carrying amount of the property transferred and it does not change the cost of that property for measurement or disclosure purpose.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

*Buildings under development for future owner-occupied purpose*

When buildings are in the course of development for production or for administrative purposes, the amortization of prepaid lease payments provided during the construction period is included as part of costs of buildings under construction. Buildings under construction are carried at cost, less any identified impairment losses. Depreciation of buildings commences when they are available for use (i.e. when they are in the location and condition necessary for them to be capable of operating in the manner intended by management).

Investment property

Investment property is property held to earn rentals and/or for capital appreciation.

Investment property is measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment property is stated at cost less subsequent accumulated depreciation and any accumulated impairment losses. Depreciation is recognized so as to write off the cost of investment property over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the item is derecognized.

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Intangible assets

*Intangible assets acquired separately*

Intangible assets with finite useful lives that are acquired separately are carried at costs less accumulated amortization and any accumulated impairment losses. Amortization for intangible assets with finite useful lives is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

*Intangible assets acquired in a business combination*

Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination with finite useful lives are reported at costs less accumulated amortization and any accumulated impairment losses, on the same basis as intangible assets that are acquired separately (see the accounting policy in respect of impairment losses on tangible and intangible assets below).

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains and losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of back-end equipment (formerly known as assembly and packaging equipment) and lead frame is calculated using the first-in, first-out method. Cost of surface mount technology equipment is calculated using the weighted average method.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable that the Group will be required to settle that obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).

A restructuring provision is recognized when the Group has developed a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement the plan or announcing its main features to those affected by it. The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring, which are those amounts that are both necessarily entailed by the restructuring and not associated with the ongoing activities of the entity.

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Provisions - continued

Provisions for the expected cost of warranty obligations under the relevant sale of goods legislation are recognized at the date of sale of the relevant products, at the directors' best estimate of the expenditure required to settle the Group's obligation.

Research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- the intention to complete the intangible asset and use or sell it;
- the ability to use or sell the intangible asset;
- how the intangible asset will generate probable future economic benefits;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible asset is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is charged to profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible asset is measured at cost less accumulated amortization and accumulated impairment losses (if any), on the same basis as intangible assets acquired separately.

Impairment losses on tangible and intangible assets

At the end of the reporting period, the Group reviews the carrying amounts of its tangible and intangible assets with finite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment losses on tangible and intangible assets - continued

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from 'profit before tax' as reported in the consolidated statement of profit or loss and other comprehensive income because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Taxation - continued

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax is recognized in profit or loss, except when it relates to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

*The Group as lessor*

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investments in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate on the Group's net investment outstanding in respect of the leases.

Rentals income from operating leases is recognized in profit or loss on a straight-line basis over the term of the relevant lease.

*The Group as lessee*

Operating lease payments are recognized as an expense on a straight-line basis over the lease term. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis.

*Leasehold land and buildings*

When a lease includes both land and building elements, the Group assesses the classification of each element as a finance or an operating lease separately based on the assessment as to whether substantially all the risks and rewards incidental to ownership of each element have been transferred to the Group, unless it is clear that both elements are operating leases in which case the entire lease is classified as an operating lease. Specifically, the minimum lease payments (including any lump-sum upfront payments) are allocated between the land and the building elements in proportion to the relative fair values of the leasehold interests in the land element and building element of the lease at the inception of the lease.

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Leasing - continued

*Leasehold land and buildings* - continued

To the extent the allocation of the lease payments can be made reliably, interest in leasehold land that is accounted for as an operating lease is presented as "prepaid lease payments" in the consolidated statement of financial position and is amortized over the lease term on a straight-line basis. When the lease payments cannot be allocated reliably between the land and building elements, the entire lease is generally classified as a finance lease and accounted for as property, plant and equipment, unless it is clear that both elements are operating leases, in which case the entire lease is classified as an operating lease.

Financial instruments

Financial assets and financial liabilities are recognized in the consolidated statement of financial position when a group entity becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

**Financial assets**

The Group's non-derivative financial assets are classified as loans and receivables.

The classification of non-derivative financial assets depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

*Effective interest method*

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Interest income is recognized on an effective interest basis for debt instruments.

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments - continued

**Financial assets** - continued

*Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables (including other non-current assets, pledged bank deposit, trade and other receivables, and bank balances and cash) are carried at amortized cost using the effective interest method, less any identified impairment (see accounting policy on impairment loss on financial assets below).

Interest income is recognized by applying the effective interest rate, except for short-term receivable where the recognition of interest would be immaterial.

*Impairment of financial assets*

Loans and receivables are assessed for indicators of impairment at the end of the reporting period. Loans and receivables are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been affected.

Objective evidence of impairment could include:

- significant financial difficulty of the issuer or counterparty; or
- breach of contract, such as default or delinquency in interest or principal payments; or
- it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as trade receivables, that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period of 30 days to 60 days and observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at financial asset's original effective interest rate.

The carrying amount of loans and receivables is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. When a loan or receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments - continued

**Financial liabilities and equity instruments**

Financial liabilities and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

*Equity instruments*

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

*Other financial liabilities*

The Group's other financial liabilities, including trade and other payables, bank borrowings and other liabilities, are subsequently measured at amortized cost, using the effective interest method.

*Effective interest method*

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Interest expense is recognized on an effective interest basis.

**Derivative financial instruments**

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair values at the end of the reporting period. The resulting gain or loss is recognized in profit or loss immediately.

**Derecognition**

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

The Group derecognizes financial liabilities when, and only when, the Group's obligations are discharged, cancelled or expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchange prevailing on the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are re-translated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are recognized in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Company's net investment in a foreign operation, in which case, such exchange differences are recognized in other comprehensive income and accumulated in equity and will be reclassified from equity to profit or loss on disposal of the foreign operation.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Group (i.e. Hong Kong dollars) using exchange rates prevailing at the end of the reporting period. Income and expenses items are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity under the heading of translation reserve.

On the disposal of a foreign operation (i.e. a disposal of the Group's entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss. In addition, in relation to a partial disposal of a subsidiary that does not result in the Group losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss.

Share-based payment arrangements

*Equity-settled share-based payment transactions*

The fair value of services received from employees determined by reference to the fair value of shares granted at the grant date is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (employee share-based compensation reserve).

At the end of the reporting period, the Group revised its estimates of the number of shares that are expected to ultimately vest. The impact of the revision of the original estimates during the vesting period, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to employee share-based compensation reserve.

At the time when the shares are subsequently vested and issued, the amount previously recognized in the employee share-based compensation reserve will be transferred to share capital and share premium.

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based payment transactions - continued

*Equity-settled share-based payment transactions* - continued

Any payment made to the employee on the cancellation or settlement of the grant shall be accounted for as the repurchase of an equity interest, i.e. as a deduction from equity, except to the extent that the payment exceeds the fair value of the equity instruments granted, measured at the repurchase date. Any such excess shall be recognized as an expense.

*Awarded shares held under Share Award Scheme granted to members of the management of the Group for their service to the Group*

Shares purchased under the Share Award Scheme are initially recognized in equity (shares held for Share Award Scheme) at fair value of consideration paid including the transaction costs at the date of purchase.

The fair value of services received from directors and employees determined by reference to the fair value of awarded shares granted at the grant date is expensed on a straight-line basis over the vesting period, with a corresponding increase in employee share-based compensation reserve.

At the time when the awarded shares are vested, the amounts previously recognized in shares held for Share Award Scheme and the amount recognized in employee share-based compensation reserve are transferred to retained profits.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Government grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate. Grants related to expense items are recognized in the same period as those expenses are charged to profit or loss and are deducted in the reporting of the related expenses.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable.

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Retirement benefit costs

Payments to defined contribution retirement benefit plans/state-managed retirement benefit schemes/the Mandatory Provident Fund Scheme are recognized as an expense when employees have rendered service entitling them to the contributions.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each annual reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorized as follows:

- service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements);
- net interest expense or income; and
- remeasurement.

The Group presented the first two components of defined benefit costs in profit or loss. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Group's defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

4. KEY SOURCES OF ESTIMATION UNCERTAINTY

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Inventories

A significant portion of the Group's working capital is devoted to inventories and the nature of inventories is subject to frequent technological changes. As at 31 December 2013, the carrying amount of inventories was HK$3,236,119,000 (2012: HK$2,876,375,000 (unaudited)). The management reviews the inventory age listing on a periodic basis to identify slow-moving, obsolete and defective inventories. The management estimates the net realizable value for such inventories based primarily on the latest invoice prices and current market conditions. The amount of allowance would be changed as a result of changes in current market conditions and technology subsequently.

4. KEY SOURCES OF ESTIMATION UNCERTAINTY - continued

Impairment of trade receivables

On assessing any impairment of the Group's trade receivables, the management regularly reviews the recoverability, creditworthiness of customers and ages of the trade receivables. Impairment on trade receivables is made based on estimation of the future cash flows discounted at the original effective interest rates. If the financial condition of the customers of the Group deteriorates, resulting in an impairment of their ability to make payments, additional impairment may be required. As at 31 December 2013, the carrying amount of trade receivables was HK$2,475,927,000 (2012: HK$2,269,154,000 (unaudited)).

Retirement benefit obligations

Obligations for retirement benefit and related net periodic pension costs are determined in accordance with actuarial valuations. These valuations rely on key assumptions including discount rates, expected rate of compensation increase and pension progression and mortality rates. The discount rates assumptions are determined by reference to yields on high-quality corporate bonds of appropriate duration and currency at the end of the reporting period. In case such yields are not available, discount rates are based on government bonds yields. Due to changing market and economic conditions, the underlying key assumptions may differ from actual developments and may lead to significant changes in retirement benefit obligations. During the year ended 31 December 2013, remeasurement gains before tax effect amounting to HK$17,962,000 (2012: remeasurement losses before tax effect HK$59,594,000 (unaudited)) are recognized directly in equity in the period in which they occur (see note 33).

Provisions

Significant estimates are involved in the determination of provision related to warranty costs, restructuring expenses and legal proceedings (see note 35). As a global operating business, the Group is exposed to numerous legal risks, particularly in the areas of product liability and tax assessments. Pending and future proceedings often involve complex legal issues and are subject to substantial uncertainties. The outcome of such proceedings cannot be predicted with certainty. Accordingly, management exercises considerable judgment in determining whether there is a present obligation as a result of a past event at the reporting date, whether it is more likely than not that such a proceeding will result an outflow of resources and whether the amount of the obligation can be reliably estimated. As at 31 December 2013, the Group recognized warranty provisions and restructuring provisions amounting to HK$376,673,000 (2012: HK$362,349,000 (unaudited)) and HK$47,454,000 (2012: nil (unaudited)), respectively (see note 29).

Income taxes

The Group operates and is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There were certain trading transactions for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

4. KEY SOURCES OF ESTIMATION UNCERTAINTY - continued

Income taxes - continued

The Group has to determine tax positions under respective local tax laws and tax authorities' views which can be complex and subject to different interpretations of taxpayers and local tax authorities. Deferred tax assets are recognized if sufficient future taxable profit is available, including income from forecasted operating earnings, the reversal of existing taxable temporary differences and established tax planning opportunities. As of each year-end, management evaluates the recoverability of deferred tax assets, based on projected future taxable profits. As future development are uncertain and partly beyond management's control, assumptions are necessary to estimate future taxable profits as well as the period in which deferred tax assets will recover. Estimates are revised in the period in which there is sufficient evidence to revise the assumption. If management considers it probable that all or a portion of a deferred tax asset cannot be realized, a reversal of deferred tax assets may arise which would be recognized in profit or loss for the period in which such reversal takes place. As at 31 December 2013, the deferred tax assets recognized is HK$242,427,000 (2012: HK$171,634,000 (unaudited)) (see note 34).

5. CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Group's overall strategy remains unchanged from prior year.

The capital structure of the Group consists of net debt, which includes bank borrowings, net of cash and cash equivalents and equity attributable to owners of the Company, comprising issued share capital and reserves including retained profits.

The directors of the Company review the capital structure on a regular basis. As part of this review, the directors consider the cost of capital and the risks associated with each class of capital. Based on recommendations of the directors, the Group will balance its overall capital structure through the payment of dividends and new share issues.

6. FINANCIAL INSTRUMENTS

Categories of financial instruments

| | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) |
|---|---|---|
| Financial assets | | |
| Loans and receivables (including cash and cash equivalents) | 4,401,554 | 4,225,091 |
| Derivative financial instruments | 4,225 | 1,479 |
| Financial liabilities | | |
| Amortized cost | 2,379,038 | 2,362,961 |

6. FINANCIAL INSTRUMENTS - continued

Financial risk management objectives and policies

The Group's financial instruments include other non-current assets, pledged bank deposit, bank balances and cash, trade and other receivables, derivative financial instruments, trade and other payables, other liabilities and bank borrowings. Details of the financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure that appropriate measures are implemented on a timely and effective manner.

**Market risk**

There has been no significant change to the Group's exposure to market risks or the manner in which it manages and measures the risks.

*Currency risk*

Several subsidiaries of the Company have foreign currency sales and purchases, which expose the Group to foreign currency risk. Approximately 37% and 45% of the Group's sales and purchases respectively are denominated in currencies other than the functional currency of the group entities making the sales and the purchases.

The carrying amounts of the group entities' foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

| | | Assets | | Liabilities | |
|---|---|---|---|---|---|
| | Currency | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) |
| US dollars (Note) | US$ | 1,145,289 | 1,017,823 | 508,596 | 690,730 |
| Euro | EUR | 408,627 | 435,470 | 28,466 | 31,094 |
| Renminbi | RMB | 173,665 | 230,026 | 324,465 | 245,599 |
| Singapore dollars | S$ | 12,675 | 17,513 | 119,351 | 94,450 |
| Japanese Yen | JPY | 3,258 | 8,403 | 114,068 | 108,307 |
| Others | | 21,805 | 46,608 | 162,246 | 134,400 |

Note: Included in the balances are US dollars financial assets and financial liabilities of HK$437,281,000 and HK$26,042,000 (2012: HK$370,555,000 and HK$29,376,000 (unaudited)) respectively where Hong Kong dollars is not the functional currency of the relevant group entities.

The majority of the Group's foreign currency financial assets and financial liabilities are denominated in US dollars. The US dollars are linked up with Hong Kong dollars where Hong Kong dollars is the functional currency of the relevant group entities. For other group entities having significant US dollars financial assets and financial liabilities where Hong Kong dollars is not the functional currency, they have exposure to the foreign currency exchange risk. The management conducts periodic review of the exposure and requirements of various currencies, and will consider hedging significant foreign currency exposures should the need arise.

6. FINANCIAL INSTRUMENTS - continued

Financial risk management objectives and policies - continued

**Market risk** - continued

*Currency risk* - continued

*Sensitivity analysis*

The Group is mainly exposed currency risk related to Euro, US dollar, Renminbi, Japanese Yen and Singapore dollar.

The Group is also exposed to currency risk on its outstanding foreign currency forward contracts. If forward rates of US$ appreciate against Euro by 5%, while all other variables are held constant, the profit for the year would decrease by HK$5,376,000 (2012: HK$7,087,000 (unaudited)). For a 5% depreciation of the US$ against Euro, there would be an equal and opposite impact on the profit of the Group.

The following table details the Group's sensitivity to a 5% increase and decrease in the functional currency of the group entities against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rates. The analysis illustrates the impact for a 5% strengthening of the functional currency of the relevant group entities against the relevant currency and a positive and negative number below indicates an increase and a decrease in profit respectively. For a 5% weakening of the functional currency of the relevant group entities against the relevant currency, there would be an equal and opposite impact on the profit.

| | Euro impact (i) | | US dollars impact (ii) | | Renminbi impact (iii) | | Japanese Yen impact (iv) | | Singapore dollars impact (v) | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) |
| (Decrease) increase in post tax profit | (15,216) | (15,713) | (14,040) | (13,111) | 5,586 | (179) | 5,206 | 4,134 | 4,984 | 3,173 |

(i) This is mainly attributable to the exposure on outstanding bank balances, trade and other receivables and trade and other payables denominated in Euro at the year end.

(ii) This is mainly attributable to the exposure on outstanding bank balances, trade and other receivables and trade payables denominated in US dollars at the year end.

(iii) This is mainly attributable to the exposure on outstanding bank balances, trade and other receivables and trade and other payables denominated in Renminbi at the year end.

(iv) This is mainly attributable to the exposure on outstanding bank balances and trade payables denominated in Japanese Yen at the year end.

(v) This is mainly attributable to the exposure on outstanding bank balances, other receivables and trade and other payables denominated in Singapore dollars at the year end.

6. FINANCIAL INSTRUMENTS - continued

Financial risk management objectives and policies - continued

**Interest rate risk**

The Group is exposed to fair value interest rate risk in relation to fixed-rate pledged bank deposit (see note 23). The Group is also exposed to cash flow interest rate risk in relation to variable-rate bank deposits/balances and bank borrowings (set out in notes 27 and 30 for details). Management will monitor interest rate risk exposure closely. By management's discretion, the Group keeps its borrowings at floating rates and may enter into interest rate swaps to balance the fair value interest rate risk and cash flow interest rate risk exposure of the Group.

The Group's exposures to interest rates on financial liabilities are detailed in the liquidity risk management section of this note. The Group's cash flow interest rate risk is mainly concentrated on the fluctuation of London Interbank Offered Rate ("LIBOR") and Hong Kong Interbank Offered Rate ("HIBOR") arising from the Group's variable-rate bank borrowings.

Sensitivity analysis

The sensitivity analyzes below have been determined based on the exposure to interest rates for variable-rate instruments at the end of the reporting period. The analyzes are prepared assuming the financial instruments outstanding at the end of the reporting period was outstanding for the whole year. A 5 basis points increase is used for bank deposits and 50 basis points increase and decrease for bank borrowings when reporting interest rate risk internally to key management personnel. If interest rates had been 5 basis points and 50 basis points for bank deposits and bank borrowings higher or 50 basis points for bank borrowings lower and all other variables were held constant, post-tax profit for the year ended 31 December 2013 would decrease/increase by HK$2,695,000 (2012: HK$3,170,000) and HK$2,942,000 (2012: HK$3,500,000) respectively. This is mainly attributable to the Group's exposure to interest rates on its variable-rate bank borrowings.

**Credit risk**

The Group's maximum exposure to credit risk in the event of the counterparties' failure to perform their obligations as at 31 December 2013 in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated statement of financial position. In order to manage the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at end of the reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies and authorized banks in Mainland China with high credit-ratings.

Other than concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings, the Group has no significant concentration of credit risk, with exposure spread over a number of counterparties and customers and across diverse geographical areas.

6. FINANCIAL INSTRUMENTS - continued

Financial risk management objectives and policies - continued

**Liquidity risk**

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group's operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

The following table details the Group's remaining contractual maturity for its non-derivative financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The maturity dates for other non-derivative financial liabilities are based on the agreed repayment dates. The table includes both interest and principal cash flows.

At 31 December 2013

| | Weighted average effective interest rate* % | On demand HK$'000 | Within one year HK$'000 | More than one year HK$'000 | Total contractual undiscounted cash flows HK$'000 | Total carrying amount HK$'000 |
|---|---|---|---|---|---|---|
| Non-derivative financial liabilities | | | | | | |
| Trade and other payables | - | 538,390 | 1,126,115 | - | 1,664,505 | 1,664,505 |
| Other non-current liabilities | - | - | - | 18,371 | 18,371 | 18,371 |
| Bank borrowings | 1.95 | 421,548 | 134,920 | 147,597 | 704,065 | 696,162 |
| | | 959,938 | 1,261,035 | 165,968 | 2,386,941 | 2,379,038 |

At 31 December 2012 (unaudited)

| | Weighted average effective interest rate* % | On demand HK$'000 | Within one year HK$'000 | More than one year HK$'000 | Total contractual undiscounted cash flows HK$'000 | Total carrying amount HK$'000 |
|---|---|---|---|---|---|---|
| Non-derivative financial liabilities | | | | | | |
| Trade and other payables | - | 389,781 | 1,134,107 | - | 1,523,888 | 1,523,888 |
| Other non-current liabilities | - | - | - | 14,625 | 14,625 | 14,625 |
| Bank borrowings | 1.89 | 630,686 | 69,096 | 132,864 | 832,646 | 824,448 |
| | | 1,020,467 | 1,203,203 | 147,489 | 2,371,159 | 2,362,961 |

* Weighted average effective interest rate is determined based on the variable interest rate of outstanding bank borrowings at the end of the reporting period.

Bank borrowings with a repayment on demand clause are included in the "on demand" time band in the above maturity analysis. As at 31 December 2013, the aggregate undiscounted principal amounts of these bank borrowings amounted to HK$421,548,000 (2012: HK$630,686,000 (unaudited)). Taking into account the Group's financial position, the directors do not believe that it is probable that the banks will exercise their discretionary rights to demand immediate repayment. The directors believe that bank borrowings amounting to HK$285,799,000, HK$71,780,000 and HK$63,969,000 (2012: HK$383,272,000, HK$141,620,000 and HK$105,794,000 (unaudited)) will be fully repaid within approximately 1 month, 12 months and 16 months (2012: approximately 1 month, 24 months and 28 months) after the reporting date, respectively, in accordance with the scheduled repayment dates set out in the loan agreements. At that time, the aggregate principal and interest cash outflows will amount to HK$424,287,000 (2012: HK$638,613,000 (unaudited)).

6. FINANCIAL INSTRUMENTS - continued

Fair value measurement of financial instruments

**Fair value of the Group's financial assets and financial liabilities that are measured at fair value on a recurring basis**

The Group's derivative instruments are measured at fair value at the end of each reporting period.

The Group's derivative instruments are foreign currency forward contracts with fair value of HK$4,225,000 (2012: HK$1,479,000 (unaudited)) at 31 December 2013. The classification of the measure of the derivative instruments at 31 December 2013 and 2012 using the fair value hierarchy is Level 2. The fair value of the derivative instruments was determined by the discounted cash flow analysis in which future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates, discounted at a rate that reflects the credit risk of various counterparties.

There were no transfers between Level 1 and 2 in both years.

The directors consider that the carrying amounts of the other financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

7. TURNOVER

Turnover represents the amounts received or receivable for goods sold to customers during the year, less returns.

8. SEGMENT INFORMATION

The Group has three (2012: three (unaudited)) operating segments: development, production and sales of back-end equipment, surface mount technology equipment and lead frame. They represent three major types of products manufactured by the Group. The operating segments are identified on the basis of internal reports about components of the Group that are regularly reviewed by Company's Chief Executive Officer, the chief operating decision maker, for the purpose of allocating resources to segments and assessing their performance. The Group is organized and managed around the three (2012: three (unaudited)) major types of products manufactured by the Group. No operating segments have been aggregated in arriving at reportable segments of the Group.

8. SEGMENT INFORMATION - continued

Segment revenues and results

An analysis of the Group's turnover and results by operating and reportable segment is as follows:

| | 2013 HK$'000 | 2012 HK$'000 (unaudited) |
|---|---|---|
| Segment revenue from external customers | | |
| Back-end equipment | 5,200,054 | 5,024,111 |
| Surface mount technology equipment | 3,917,089 | 3,789,461 |
| Lead frame | 1,724,023 | 1,646,986 |
| | 10,841,166 | 10,460,558 |
| Segment profit | | |
| Back-end equipment | 541,310 | 485,176 |
| Surface mount technology equipment | 210,802 | 370,794 |
| Lead frame | 134,910 | 87,456 |
| | 887,022 | 943,426 |
| Interest income | 3,273 | 9,766 |
| Finance costs | (18,563) | (8,774) |
| Unallocated other (expenses) income | (3,176) | 1,623 |
| Unallocated net foreign exchange gain (loss) | 6,054 | (8,069) |
| Unallocated general and administrative expenses | (97,079) | (69,294) |
| Restructuring costs | (104,521) | - |
| Profit before taxation | 673,010 | 868,678 |

No analysis of the Group's assets and liabilities by operating segments is disclosed as they are not regularly provided to the chief operating decision maker for review.

The accounting policies of the operating segments are the same as the Group's accounting policies described in note 3. Segment results represent the profit before taxation earned by each segment without allocation of interest income, finance costs, unallocated other (expenses) income, unallocated net foreign exchange gain (loss), unallocated general and administrative expenses and restructuring costs. This is the measure reported to the chief operating decision maker, for the purpose of resource allocation and assessment of segment performance.

All of the segment revenue derived by the segments is from external customers.

8. SEGMENT INFORMATION - continued

Other segment information

2013

| | Back-end equipment HK$'000 | Surface mount technology equipment HK$'000 | Lead frame HK$'000 | Unallocated general and administrative expenditure HK$'000 | Consolidated HK$'000 |
|---|---|---|---|---|---|
| Amounts regularly provided to chief operating decision maker: | | | | | |
| Additions of property, plant and equipment | 179,585 | 94,518 | 39,769 | - | 313,872 |
| Additions to investment property | 53 | - | - | - | 53 |
| Additions of intangible assets | - | 3,898 | - | - | 3,898 |
| Amounts included in the measure of segment profit: | | | | | |
| Amortization for intangible assets | - | 10,157 | - | - | 10,157 |
| Depreciation of property, plant and equipment | 263,745 | 66,781 | 81,249 | - | 411,775 |
| Depreciation of investment property | 1,514 | - | - | - | 1,514 |
| Loss on disposal/write-off of property, plant and equipment | 10,989 | 99 | 72 | - | 11,160 |
| Release of prepaid lease payments | 622 | - | 352 | - | 974 |
| Research and development expenses | 534,700 | 407,054 | 6,541 | - | 948,295 |
| Share-based payments | 104,746 | 8,223 | 10,662 | 18,787 | 142,418 |

2012 (Unaudited)

| | Back-end equipment HK$'000 | Surface mount technology equipment HK$'000 | Lead frame HK$'000 | Unallocated general and administrative expenditure HK$'000 | Consolidated HK$'000 |
|---|---|---|---|---|---|
| Amounts regularly provided to chief operating decision maker: | | | | | |
| Additions of property, plant and equipment | 333,458 | 56,767 | 77,922 | - | 468,147 |
| Additions to investment property | 2,676 | - | - | - | 2,676 |
| Additions of intangible assets | - | 17,316 | - | - | 17,316 |
| Amounts included in the measure of segment profit: | | | | | |
| Amortization for intangible assets | - | 13,681 | - | - | 13,681 |
| Depreciation of property, plant and equipment | 251,038 | 47,429 | 74,260 | - | 372,727 |
| Depreciation of investment property | 1,115 | - | - | - | 1,115 |
| (Gain) loss on disposal/write-off of property, plant and equipment | (16) | (568) | 8 | - | (576) |
| Release of prepaid lease payments | 569 | - | 428 | - | 997 |
| Research and development expenses | 503,974 | 394,932 | 6,209 | - | 905,115 |
| Share-based payments | 140,999 | 10,619 | 16,248 | 29,266 | 197,132 |

8. SEGMENT INFORMATION - continued

Geographical information

The information of the Group's non-current assets by geographical location of assets are detailed below:

| | Non-current assets | |
|---|---|---|
| | 2013 | 2012 |
| | HK$'000 | HK$'000 (unaudited) |
| Mainland China | 1,637,805 | 1,711,257 |
| Singapore | 227,485 | 193,010 |
| Malaysia | 196,668 | 227,757 |
| Europe | 150,406 | 131,848 |
| - Germany | 145,799 | 127,746 |
| - Others | 4,607 | 4,102 |
| Hong Kong | 42,506 | 49,956 |
| Korea | 4,385 | 703 |
| Taiwan | 2,240 | 2,529 |
| Japan | 773 | 919 |
| Others | 3,048 | 4,010 |
| | 2,265,316 | 2,321,989 |

Note: Non-current assets excluded deferred tax assets and pledged bank deposit.

The Group's revenue from external customers by location of customers are detailed below.

| | Revenue from external customers | |
|---|---|---|
| | 2013 | 2012 |
| | HK$'000 | HK$'000 (unaudited) |
| Mainland China | 4,669,179 | 4,451,562 |
| Europe | 1,490,296 | 1,775,886 |
| - Germany | 723,254 | 914,704 |
| - Romania | 75,382 | 146,390 |
| - Others | 691,660 | 714,792 |
| Americas | 1,038,084 | 903,598 |
| - United States of America | 801,940 | 656,384 |
| - Mexico | 165,618 | 171,340 |
| - Others | 70,526 | 75,874 |
| Malaysia | 921,032 | 933,838 |
| Hong Kong | 686,393 | 275,817 |
| Taiwan | 641,683 | 634,559 |
| Korea | 415,786 | 361,608 |
| Thailand | 360,952 | 425,922 |
| Philippines | 292,273 | 252,077 |
| Singapore | 159,676 | 149,430 |
| Japan | 117,719 | 187,286 |
| Others | 48,093 | 108,975 |
| | 10,841,166 | 10,460,558 |

The revenue from individual customers contribute less than 10% of the total sales of the Group of the respective year.

9. RESEARCH AND DEVELOPMENT EXPENSES

Included in research and development expenses are depreciation for property, plant and equipment of HK$28,644,000 (2012: HK$28,539,000 (unaudited)), rental of land and buildings under operating leases of HK$23,900,000 (2012: HK$19,654,000 (unaudited)) and staff costs of HK$654,886,000 (2012: HK$605,140,000 (unaudited)) for the year ended 31 December 2013.

10. OTHER GAINS AND LOSSES

| | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) |
|---|---|---|
| The losses comprise: | | |
| Net foreign exchange losses | (11,909) | (24,540) |
| (Loss) gain on disposal/write-off of property, plant and equipment | (11,160) | 576 |
| Gain on fair value change of derivative financial instruments | 17,963 | 16,471 |
| Others | (2,314) | - |
| | (7,420) | (7,493) |

11. RESTRUCTURING COSTS

Due to the local authorities' redevelopment plans for the Yantian District of Shenzhen, part of the operation of a subsidiary of the Company, Shenzhen ASM Micro Electronic Technology Co., Ltd., is required to move out of its premises located in Yantian District by October 2014. The Group has announced the details of the relocation and compensation plan to the affected employees in October 2013. In connection with this plant relocation, the restructuring costs recorded by the Group amount to HK$104,521,000, which primarily relates to severance payments of HK$74,367,000 and incentive payments and other compensation of HK$24,020,000 to employees for relocation to new premises of the Group.

12. FINANCE COSTS

| | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) |
|---|---|---|
| Interest on bank borrowings wholly repayable within five years | 14,962 | 11,622 |
| Others | 3,601 | 2,082 |
| Total borrowing costs | 18,563 | 13,704 |
| Less: amount capitalized | - | (4,930) |
| | 18,563 | 8,774 |

## 13. INCOME TAX EXPENSE

| | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) |
|---|---|---|
| The charge (credit) comprises: | | |
| Current tax: | | |
| Hong Kong | 38,859 | 37,900 |
| PRC Enterprise Income Tax | 72,304 | 64,298 |
| Other jurisdictions | 87,664 | 148,105 |
| | 198,827 | 250,303 |
| (Over)underprovision in prior years: | | |
| Hong Kong | (30) | (375) |
| PRC Enterprise Income Tax | 2,086 | 315 |
| Other jurisdictions | (9,750) | 11,532 |
| | (7,694) | 11,472 |
| Deferred tax credit (note 34) | | |
| Current year | (76,712) | (82,091) |
| | 114,421 | 179,684 |

(a) Hong Kong Profits Tax is calculated at 16.5% of the estimated assessable profit for both years.

(b) Under the Law of the People's Republic of China (the "PRC") on Enterprise Income Tax (the "EIT Law") and Implementation Regulations of the EIT Law, the Enterprise Income Tax rate of the Group's subsidiaries in the PRC is 25% (2012: 25%).

(c) On 12 July 2010, the Singapore Economic Development Board ("EDB") granted a Pioneer Certificate ("PC") to ASM Technology Singapore Pte Ltd. ("ATS"), a principal subsidiary of the Company, to the effect that profits arising from certain new back-end equipment and lead frame products are exempted from tax for a period of 10 years effective from the dates commenced between 1 June 2010 and 1 January 2012 across specified products, subject to fulfillment of certain criteria during the relevant periods. EDB also granted a 5-year Development and Expansion Incentive ("DEI") to ATS to the effect that profits arising from certain existing products are subject to tax at a concessionary tax rate of 10% for a period of 5 years from 1 January 2011, subject to the fulfillment of certain criteria during the relevant period.

On the same date, EDB also granted ATS an International Headquarters Award ("IHA") to the effect that certain income arising from qualifying activities conducted by ATS, excluding income from business transactions with companies or end customers in Singapore, are subject to a concessionary tax rate of 5% for a period of 10 years from 1 January 2011, subject to fulfillment of certain criteria during the relevant period.

Income of ATS arising from activities not covered under the abovementioned incentives is taxed at the prevailing corporate tax rate in Singapore of 17% (2012: 17%).

13. INCOME TAX EXPENSE - continued

(d) The calculation of current tax of the Group's subsidiaries in Germany is based on a corporate income tax rate of 15.00% plus 5.50% solidarity surcharge thereon for the assessable profit for the year. In addition to corporate income tax, trade tax is levied on taxable income. The applicable German trade tax (local income tax) rate was 17.00%. Thus the aggregate tax rate amounts to 32.825% (2012: 32.825% (unaudited)).

(e) Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The tax charge for the year can be reconciled to the profit before taxation in the consolidated statement of profit or loss and other comprehensive income as follows:

| | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) |
|---|---|---|
| Profit before taxation | 673,010 | 868,678 |
| Tax at the domestic income tax rate of 16.5% (2012: 16.5%) | 111,047 | 143,332 |
| Tax effect of expenses not deductible in determining taxable profit | 34,870 | 38,034 |
| Tax effect of income not taxable in determining taxable profit | (9,639) | (7,506) |
| Tax effect of tax losses not recognized | 2,857 | 20,010 |
| Tax effect of utilization of tax losses/temporary difference previously not recognized | (44,170) | (31,761) |
| Recognition of deferred tax arising from tax losses previously not recognized | (25,539) | - |
| Effect of different tax rates of subsidiaries operating in other jurisdictions | 56,117 | 61,968 |
| Effect of tax exemption and concessions under PC, DEI and IHA granted by EDB | (10,836) | (32,914) |
| (Over)underprovision in prior years | (7,694) | 11,472 |
| Others | 7,408 | (22,951) |
| Tax charge for the year | 114,421 | 179,684 |

Note: The income tax rate (which is the Hong Kong Profits Tax rate) in the jurisdiction where one of the major operations of the Group is substantially based is used.

The Group continued to receive letters from the Hong Kong Inland Revenue Department during the year ended 31 December 2013 seeking information relating to Hong Kong Profits Tax and other tax affairs of certain subsidiaries of the Company. The enquiries might lead to additional tax being charged on profits from some overseas subsidiaries that have not previously been included in the scope of charge for Hong Kong Profits Tax or tax adjustments to companies currently subject to Hong Kong Profits Tax. As at 31 December 2013, the Group purchased tax reserve certificates amounting to HK$298,529,000 (2012: HK$234,929,000 (unaudited)), as disclosed in note 25.

Based on legal and other professional advice that the Company has sought, the directors continued to be of the opinion that sufficient provision for taxation has been made in the consolidated financial statements and the amounts paid under the tax reserve certificates are fully recoverable.

## 14. PROFIT FOR THE YEAR

| | 2013 HK$'000 | 2012 HK$'000 (unaudited) |
|---|---|---|
| Profit for the year has been arrived at after charging (crediting): | | |
| Minimum lease payments under operating leases | | |
| - Land and buildings | 187,867 | 177,658 |
| - Motor vehicles and others | 9,713 | 10,680 |
| | 197,580 | 188,338 |
| Directors' remunerations (note 15) | 35,622 | 61,280 |
| Salaries, wages, bonus and other benefits | 2,973,590 | 2,749,223 |
| Pension costs, excluding directors | 189,118 | 164,668 |
| Share-based payments under the Employee Share Incentive Scheme | 119,596 | 160,097 |
| Total staff costs | 3,317,926 | 3,135,268 |
| Auditor's remuneration | 9,913 | 8,820 |
| Depreciation for property, plant and equipment | 411,775 | 372,727 |
| Depreciation for investment property | 1,514 | 1,115 |
| Amortization for intangible assets (included in cost of sales) | 10,157 | 13,681 |
| Release of prepaid lease payments | 974 | 997 |
| Release of land license fee | 2,970 | 512 |
| | 427,390 | 389,032 |
| Government grants (Note) | (29,041) | (14,330) |
| Interest income on bank deposits | (3,273) | (9,766) |

Note: Government grants for the year ended 31 December 2013 included an amount of HK$17,602,000 which is government subsidy received from local authority in the PRC relating to import of high technology products. Government grants for the year ended 31 December 2012 included an amount of HK$3,754,000 (unaudited) which is government subsidy received from local authority in the PRC relating to toll manufacturing activities in the PRC. The remaining amount mainly included government grants related to product development project under the Innovation Development Scheme of HK$5,303,000 (2012: HK$9,731,000 (unaudited)) in Singapore. The amount has been deducted in research and development expenses incurred for both years.

## 15. DIRECTORS' AND CHIEF EXECUTIVE'S EMOLUMENTS

The emoluments paid or payable to each of the twelve (2012: eleven) directors and the chief executive were as follows:

| | Year ended 31 December 2013 | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Directors | | | | | | | | | | | Director and chief executive | |
| | Arthur H. del Prado HK$'000 | Charles Dean del Prado HK$'000 | Petrus Antonius Maria van Bommel HK$'000 | Lo Tsan Yin, Peter HK$'000 (Note b) | Chow Chuen, James HK$'000 | Robin Gerard Ng Cher Tat HK$'000 | Orasa Livasiri HK$'000 | Lee Shiu Hung, Robert HK$'000 (Note b) | Lok Kam Chong, John HK$'000 | Wong Hon Yee HK$'000 (Note c) | Tang Koon Hung, Eric HK$'000 (Note d) | Lee Wai Kwong HK$'000 (Note e) | Total HK$'000 |
| Fees | 450 | 350 | 300 | - | - | - | 450 | 129 | 450 | 304 | 204 | - | 2,637 |
| Other emoluments | | | | | | | | | | | | | |
| Salaries and other benefits | - | - | - | 2,024 | 8,207 | 3,668 | - | - | - | - | - | 13,707 | 27,606 |
| Contributions to retirement benefits schemes | - | - | - | 5 | 323 | 125 | - | - | - | - | - | 250 | 703 |
| Performance related incentive bonus payments (Note a) | - | - | - | 1,733 | 1,213 | 293 | - | - | - | - | - | 1,437 | 4,676 |
| Total emoluments | 450 | 350 | 300 | 3,762 | 9,743 | 4,086 | 450 | 129 | 450 | 304 | 204 | 15,394 | 35,622 |

| | Year ended 31 December 2012 (unaudited) | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Directors | | | | | | | | | | Director and chief executive | |
| | Arthur H. del Prado HK$'000 | Charles Dean del Prado HK$'000 | Petrus Antonius Maria van Bommel HK$'000 | Lo Tsan Yin, Peter HK$'000 (Note b) | Chow Chuen, James HK$'000 | Robin Gerard Ng Cher Tat HK$'000 | Orasa Livasiri HK$'000 | Lee Shiu Hung, Robert HK$'000 (Note b) | Lok Kam Chong, John HK$'000 | Wong Hon Yee HK$'000 (Note c) | Lee Wai Kwong HK$'000 (Note e) | Total HK$'000 |
| Fees | 450 | 333 | 300 | - | - | - | 438 | 388 | 425 | - | - | 2,334 |
| Other emoluments | | | | | | | | | | | | |
| Salaries and other benefits | - | - | - | 14,808 | 11,388 | 4,657 | - | - | - | - | 19,279 | 50,132 |
| Contributions to retirement benefits schemes | - | - | - | 14 | 323 | 127 | - | - | - | - | 244 | 708 |
| Performance related incentive bonus payments (Note a) | - | - | - | 2,800 | 2,200 | 324 | - | - | - | - | 2,782 | 8,106 |
| Total emoluments | 450 | 333 | 300 | 17,622 | 13,911 | 5,108 | 438 | 388 | 425 | - | 22,305 | 61,280 |

Notes:

(a) The performance related incentive bonus payments are determined with reference to the operating results, individual performance and comparable market statistics in both years.

(b) Retired as directors on 26 April 2013.

(c) Appointed on 27 December 2012.

(d) Appointed on 26 April 2013.

(e) Mr. Lee Wai Kwong is also the chief executive of the Company and his emoluments disclosed above include those for services rendered by him as the chief executive.

During the year ended 31 December 2013, 263,200 Awarded Shares were granted to certain executive directors under the Employee Share Incentive Scheme (the "Scheme"). The fair value of these shares purchased during the year amounting to HK$22,822,000 was determined with reference to the cost of purchase from the market including transaction costs, was included in salaries and other benefits above. The market value for these Awarded Shares as at their vesting date was amounted to HK$16,661,000, which was calculated with reference to the closest trading price of the Company's share of HK$63.35 per share. For details regarding the Awarded Shares, please refer to note 32.

15. DIRECTORS' AND CHIEF EXECUTIVE'S EMOLUMENTS - continued

During the year ended 31 December 2012, 328,000 Awarded Shares were granted to certain executive directors under the Scheme. The fair value of these shares purchased during the year amounting to HK$37,035,000 (unaudited) was determined with reference to the cost of purchase from the market including transaction costs, was included in salaries and other benefits above. The market value for these Awarded Shares as at their vesting date was amounted to HK$28,782,000 (unaudited), which was calculated with reference to the closest trading price of the Company's share of HK$87.75 per share.

No directors waived any emoluments in both years.

16. EMPLOYEES' EMOLUMENTS

During the year ended 31 December 2013, the five highest paid individuals included two directors, details of whose emoluments are set out in note 15, and Mr. Lo Tsan Yin, Peter, a former director who retired as director on 26 April 2013. During the year ended 31 December 2012, the five highest paid individuals included three directors. The emoluments of Mr. Lo Tsan Yin, Peter and the remaining two individuals (2012: two individuals) were as follows:

| | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) |
|---|---|---|
| Salaries and other benefits | 18,688 | 12,514 |
| Contributions to retirement benefits schemes | 906 | 1,062 |
| Performance related incentive bonus payments | 558 | 609 |
| | 20,152 | 14,185 |

For the year ended 31 December 2013, 126,400 shares of the Company were granted and vested to the two relevant highest paid employees and Mr. Lo Tsan Yin, Peter under the Scheme. For the year ended 31 December 2012, 62,000 shares of the Company were issued to the two relevant highest paid employees.

At 31 December 2013, the fair value of these shares amounting to HK$10,038,000 (2012: HK$6,175,200 (unaudited)) at the grant date was included in salaries and other benefits above.

Their emoluments were within the following bands:

| | Number of employees | |
|---|---|---|
| | 2013 | 2012<br>(unaudited) |
| HK$4,500,001 to HK$5,000,000 | 1 | - |
| HK$5,500,001 to HK$6,000,000 | - | 1 |
| HK$6,500,001 to HK$7,000,000 | 1 | - |
| HK$8,000,001 to HK$8,500,000 | - | 1 |
| HK$8,500,001 to HK$9,000,000 | 1 | - |

17. DIVIDENDS

| | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) |
|---|---|---|
| Dividend recognized as distribution during the year | | |
| Interim dividend paid for 2013 of HK$0.35 (2012: HK$0.61) per share on 399,244,500 (2012: 397,637,100) shares | 139,736 | 242,559 |
| Final dividend paid for 2012 of HK$0.30 (2012: final dividend paid for 2011 of HK$0.80) per share on 399,244,500 (2012: 397,637,100) shares | 119,773 | 318,110 |
| | 259,509 | 560,669 |

| | 2013<br>HK$'000 | 2012<br>HK$'000 |
|---|---|---|
| Dividend proposed after the year end | | |
| Proposed final dividend for 2013 of HK$0.50 (2012: HK$0.30) per share on 400,633,700 (2012: 399,244,500) shares | 200,317 | 119,773 |

The final dividend of HK$0.50 (2012: final dividend of HK$0.30) per share in respect of the year ended 31 December 2013 has been proposed by the directors and is subject to approval by the shareholders in the forthcoming annual general meeting.

18. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the owners of the Company is based on the following data:

| | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) |
|---|---|---|
| Earnings for the purposes of basic and diluted earnings per share (Profit for the year) | 558,589 | 688,994 |

| | Number of shares (in thousands) | |
|---|---|---|
| Weighted average number of ordinary shares for the purpose of basic earnings per share | 399,115 | 397,478 |
| Effect of dilutive potential shares from the Scheme | 1,240 | 1,192 |
| Weighted average number of ordinary shares for the purpose of diluted earnings per share | 400,355 | 398,670 |

## 19. PROPERTY, PLANT AND EQUIPMENT

| | Buildings outside Hong Kong HK$'000 | Leasehold improvements HK$'000 | Plant and machinery HK$'000 | Furniture, fixtures and equipment HK$'000 | Construction in progress HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|---|
| COST | | | | | | |
| At 1 January 2012 (unaudited) | 510,511 | 549,269 | 3,128,757 | 38,854 | 155,010 | 4,382,401 |
| Currency realignment | 4,144 | 398 | 11,921 | 190 | (25) | 16,628 |
| Additions | 206 | 52,734 | 239,997 | 1,905 | 173,305 | 468,147 |
| Disposals | - | (2,370) | (35,192) | (1,000) | - | (38,562) |
| Write-off | - | (221) | (22,043) | (678) | - | (22,942) |
| Transfer to investment property | (68,293) | - | - | - | - | (68,293) |
| Transfer | 300,352 | - | - | - | (300,352) | - |
| At 31 December 2012 (unaudited) | 746,920 | 599,810 | 3,323,440 | 39,271 | 27,938 | 4,737,379 |
| Currency realignment | 4,134 | (1,486) | (12,894) | (190) | 248 | (10,188) |
| Additions | - | 60,665 | 222,543 | 955 | 29,709 | 313,872 |
| Disposals | - | (2,156) | (30,226) | (33) | - | (32,415) |
| Write-off | - | (13,431) | (82,485) | (2,528) | - | (98,444) |
| Transfer | 53,916 | - | - | - | (53,916) | - |
| At 31 December 2013 | 804,970 | 643,402 | 3,420,378 | 37,475 | 3,979 | 4,910,204 |
| DEPRECIATION AND IMPAIRMENT | | | | | | |
| At 1 January 2012 (unaudited) | 186,162 | 352,038 | 1,747,652 | 22,870 | - | 2,308,722 |
| Currency realignment | 1,138 | 355 | 4,927 | 60 | - | 6,480 |
| Provided for the year | 18,452 | 86,418 | 265,191 | 2,666 | - | 372,727 |
| Eliminated on disposals | - | (2,214) | (33,359) | (753) | - | (36,326) |
| Eliminated on write-off | - | (13) | (19,194) | (279) | - | (19,486) |
| Transfer to investment property | (353) | - | - | - | - | (353) |
| At 31 December 2012 (unaudited) | 205,399 | 436,584 | 1,965,217 | 24,564 | - | 2,631,764 |
| Currency realignment | (3,076) | (2,653) | (17,493) | (241) | - | (23,463) |
| Provided for the year | 23,227 | 96,288 | 289,594 | 2,666 | - | 411,775 |
| Eliminated on disposals | - | (1,893) | (22,254) | (31) | - | (24,178) |
| Eliminated on write-off | - | (9,806) | (74,815) | (1,873) | - | (86,494) |
| At 31 December 2013 | 225,550 | 518,520 | 2,140,249 | 25,085 | - | 2,909,404 |
| CARRYING VALUES | | | | | | |
| At 31 December 2013 | 579,420 | 124,882 | 1,280,129 | 12,390 | 3,979 | 2,000,800 |
| At 31 December 2012 (unaudited) | 541,521 | 163,226 | 1,358,223 | 14,707 | 27,938 | 2,105,615 |

The above items of property, plant and equipment are depreciated on a straight-line basis at the following rates per annum:

| | |
|---|---|
| Buildings | 2.0% to 4.5% |
| Leasehold improvements | 10% to 33⅓% |
| Plant and machinery | 10% to 33⅓% |
| Furniture, fixtures and equipment | 10% to 20% |

As at 31 December 2012 and 2013, the directors are of the opinion that there is neither any indicator of additional impairment nor any indicator that impairment previously recorded should be reversed.

## 20. INVESTMENT PROPERTY

| | HK$'000 |
|---|---|
| COST | |
| At 1 January 2012 (unaudited) | - |
| Transfers | 68,293 |
| Additions | 2,676 |
| At 31 December 2012 (unaudited) | 70,969 |
| Currency realignment | 2,221 |
| Additions | 53 |
| At 31 December 2013 | 73,243 |
| DEPRECIATION | |
| At 1 January 2012 (unaudited) | - |
| Transfers | 353 |
| Provided for the year | 1,115 |
| At 31 December 2012 (unaudited) | 1,468 |
| Currency realignment | 46 |
| Provided for the year | 1,514 |
| At 31 December 2013 | 3,028 |
| CARRYING VALUES | |
| At 31 December 2013 | 70,215 |
| At 31 December 2012 (unaudited) | 69,501 |

During the year ended 31 December 2012, certain portion of the Group's research and development center located in the PRC held under medium-term lease with a carrying value of HK$67,940,000 (unaudited) were transferred from property, plant and equipment to investment property.

The Group's property interests held to earn rentals or for capital appreciation purposes are measured using the cost model and are classified and accounted for as investment property.

The fair value of the Group's investment property at 31 December 2013 was HK$114,471,000 (2012: HK$110,997,000 (unaudited)). The fair value has been arrived at based on a valuation carried out by DTZ Debenham Tie Leung Limited, an independent firm of qualified professional valuers not connected with the Group with appropriate qualifications and recent experiences in the valuation of similar properties in the relevant location. The valuation was arrived at by reference to market evidence of transaction prices for similar properties. There has been no change from the valuation technique used in the prior year.

In estimating the fair value of the property, the highest and best use of the properties is their current use. Details of the Group's investment property and information about the fair value hierarchy as at 31 December 2013 is as follows:

| | Level 3<br>HK$'000 | Fair value as at 31.12.2013<br>HK$'000 |
|---|---|---|
| Research and development center located in the PRC | 114,471 | 114,471 |

Investment property is depreciated over the shorter of the terms of the lease and 48 years on a straight-line basis.

## 21. INTANGIBLE ASSETS

| | Licenses and similar rights HK$'000 |
|---|---|
| COST | |
| At 1 January 2012 (unaudited) | 18,491 |
| Currency realignment | 321 |
| Additions | 17,316 |
| At 31 December 2012 (unaudited) | 36,128 |
| Currency realignment | 1,651 |
| Additions | 3,898 |
| At 31 December 2013 | 41,677 |
| AMORTIZATION | |
| At 1 January 2012 (unaudited) | 7,111 |
| Currency realignment | 123 |
| Charge for the year | 13,681 |
| At 31 December 2012 (unaudited) | 20,915 |
| Currency realignment | 955 |
| Charge for the year | 10,157 |
| At 31 December 2013 | 32,027 |
| CARRYING VALUES | |
| At 31 December 2013 | 9,650 |
| At 31 December 2012 (unaudited) | 15,213 |

The intangible assets represent licenses and similar rights of softwares for machines used in production.

The licenses and similar rights are amortized on a straight-line basis at rates ranging from 20% to $33\frac{1}{3}$% per annum.

## 22. PREPAID LEASE PAYMENTS

The Group's prepaid lease payments represent property interests in leasehold land outside Hong Kong under medium-term leases.

Analyzed for reporting purposes as:

| | 2013 HK$'000 | 2012 HK$'000 (unaudited) |
|---|---|---|
| Current | 974 | 997 |
| Non-current | 26,983 | 27,794 |
| | 27,957 | 28,791 |

## 23. PLEDGED BANK DEPOSIT

Pursuant to the Master Sale and Purchase Agreement of the acquisition entered into between Siemens Aktiengesellschaft ("Siemens AG") and the Company (the "MSP Agreement") in connection with the acquisition of the entire equity interest of 13 direct and indirect subsidiaries of Siemens AG ("ASM AS Entities") in 2011 which principal activities are development, production, sale and service of surface mount technology placement machines, the Group provided a bank guarantee to Siemens AG upon completion of the acquisition for the purpose of securing certain obligations of the Group in accordance with the MSP Agreement in an amount of EUR20,000,000. At 31 December 2013, a bank deposit amounting to EUR20,000,000 (equivalent to approximately HK$213,866,000 (2012: approximately HK$204,520,000 (unaudited))) is pledged for the purpose of securing the bank guarantee. The pledged bank deposit will be released on 7 January 2015 if there is no claim from Siemens AG.

The pledged bank deposit carried interest at a market rate of 0.1% (2012: 0.1% (unaudited)) per annum.

## 24. INVENTORIES

| | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) |
|---|---|---|
| Raw materials | 786,397 | 726,706 |
| Work in progress | 1,697,769 | 1,517,362 |
| Finished goods | 751,953 | 632,307 |
| | 3,236,119 | 2,876,375 |

## 25. TRADE AND OTHER RECEIVABLES

| | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) |
|---|---|---|
| Trade receivables (Note a) | 2,475,927 | 2,269,154 |
| Amount recoverable from Siemens AG (Note b) | 52,741 | 208,179 |
| Value added tax recoverable | 170,132 | 329,755 |
| Tax reserve certificate recoverable | 298,529 | 234,929 |
| Other receivables, deposits and prepayments | 135,188 | 126,990 |
| | 3,132,517 | 3,169,007 |
| Less: Non-current rental deposits paid shown under non-current assets | (16,719) | (13,549) |
| | 3,115,798 | 3,155,458 |

25. TRADE AND OTHER RECEIVABLES - continued

The following is an aging analysis of trade receivables presented based on the due date at the end of the reporting period:

| | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) |
|---|---|---|
| Not yet due | 1,939,899 | 1,721,565 |
| Overdue within 30 days | 234,819 | 218,882 |
| Overdue within 31 to 60 days | 108,539 | 111,407 |
| Overdue within 61 to 90 days | 75,499 | 57,453 |
| Overdue over 90 days | 117,171 | 159,847 |
| | 2,475,927 | 2,269,154 |

Notes:

(a) The amount included notes receivables amounting to HK$469,411,000 (2012: HK$435,508,000 (unaudited)).

(b) Pursuant to the MSP Agreement, Siemens AG undertakes to pay to the Group such amount as is necessary to indemnify ASM AS Entities from and against any and all taxes imposed to ASM AS Entities relating to any taxable periods beginning before and ending before or after 7 January 2011 while Siemens AG was the beneficial owner. The amount recoverable from Siemens AG represents the aggregate amount of the tax liabilities of ASM AS Entities covered under the tax indemnity and is therefore recoverable from Siemens AG. It is due for settlement once the Group pays the related taxes and received the tax demand notes from tax authorities. Amount of HK$155,438,000 was settled in 2013 and the remaining is expected to be settled in 2014.

Credit policy: Payment terms with customers are mainly on credit together with deposits received in advance. Invoices are normally payable within 30 days to 60 days of issuance, except for certain well established customers, where the terms are extended to 3 to 4 months or more. Each customer has a pre-set maximum credit limit.

Included in the Group's trade receivables are amounts totaling HK$536,028,000 (2012: HK$547,589,000 (unaudited)) which are past due at the reporting date for which the Group has not provided for impairment loss. Based on the historical experiences of the Group, those trade receivables that are past due but not impaired are generally recoverable. The trade and other receivables that are neither past due nor impaired are of good credit quality because of satisfactory repayment history.

## 26. DERIVATIVE FINANCIAL INSTRUMENTS

| | 2013 HK$'000 | 2012 HK$'000 (unaudited) |
|---|---|---|
| Foreign currency forward contracts | 4,225 | 1,479 |

The foreign currency forward contracts were mainly related to the purchase of Euros and the sale of US dollars at contract rates ranging from US$1.3255 to US$1.3480 (2012: US$1.2914 to US$1.3186 (unaudited)) per one Euro with future maturity dates ranging from 27 January 2014 to 24 April 2014 (2012: 29 January 2013 to 28 May 2013 (unaudited)) at an aggregate notional amount of US$20,100,000, equivalent to approximately HK$155,851,000 (2012: US$27,100,000 (unaudited), equivalent to approximately HK$210,039,000 (unaudited)).

## 27. BANK BALANCES AND CASH

Bank balances, current and fixed deposits carry interest at market rates which ranges from 0.001% to 2.45% (2012: 0.001% to 2.8% (unaudited)) per annum.

## 28. TRADE AND OTHER PAYABLES

| | 2013 HK$'000 | 2012 HK$'000 (unaudited) |
|---|---|---|
| Trade payables | 1,161,150 | 941,938 |
| Amounts due to subsidiaries of a shareholder - trade (Note) | 119 | - |
| Accrued salaries and wages | 243,030 | 270,902 |
| Other accrued charges | 382,621 | 419,690 |
| Deposits received from customers | 259,192 | 288,092 |
| Payables arising from acquisition of property, plant and equipment | 73,073 | 143,437 |
| Other payables | 69,035 | 59,336 |
| | 2,188,220 | 2,123,395 |
| Less: Non-current other liabilities and accruals | (36,410) | (31,790) |
| | 2,151,810 | 2,091,605 |

The following is an aging analysis of trade payables presented based on the due date at the end of the reporting period:

| | 2013 HK$'000 | 2012 HK$'000 (unaudited) |
|---|---|---|
| Not yet due | 622,760 | 552,157 |
| Overdue within 30 days | 228,622 | 130,659 |
| Overdue within 31 to 60 days | 147,766 | 115,331 |
| Overdue within 61 to 90 days | 87,837 | 83,389 |
| Overdue over 90 days | 74,165 | 60,402 |
| | 1,161,150 | 941,938 |

28. TRADE AND OTHER PAYABLES - continued

Note: Balance represents amounts due to subsidiaries of a shareholder of the Company, ASM International N.V. ("ASM International"), were mainly not yet due, unsecured, non-interest bearing and repayable according to normal trade terms.

The average credit period on purchases of goods ranges from 30 to 90 days. The Group has financial risk management policies in place to ensure that all payables are settled within the credit timeframe.

29. PROVISIONS

The Group's provisions are analyzed for reporting purposes as:

| | 2013 HK$'000 | 2012 HK$'000 (unaudited) |
|---|---|---|
| Current | 348,901 | 320,638 |
| Non-current | 85,224 | 54,181 |
| | 434,125 | 374,819 |

The Group's provisions mainly comprise warranty provision of HK$376,673,000 (2012: HK$362,349,000 (unaudited)) and restructuring provision of HK$47,454,000 (2012: nil (unaudited)). The movement of the warranty provision and restructuring provision are as follows:

| | Warranty provision HK$'000 | Restructuring provision HK$'000 |
|---|---|---|
| At 1 January 2012 (unaudited) | 357,658 | - |
| Currency realignment | 4,975 | - |
| Additions | 251,391 | - |
| Utilization | (206,057) | - |
| Reversal | (45,618) | - |
| At 31 December 2012 (unaudited) | 362,349 | - |
| Currency realignment | 12,040 | - |
| Additions | 314,732 | 104,521 |
| Utilization | (273,837) | (57,067) |
| Reversal | (38,611) | - |
| At 31 December 2013 | 376,673 | 47,454 |

The warranty provision represents management's best estimate of the Group's liability under 2-year warranty period for back-end equipment and surface mount technology equipment based on prior experience and industry averages for defective products. See note 11 for details of the restructuring provision.

## 30. BANK BORROWINGS

| | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) |
|---|---|---|
| Carrying amount repayable: | | |
| Within one year (Note) | 486,809 | 447,859 |
| More than one year, but not exceeding two years | 129,230 | 64,587 |
| More than two years, but not more than five years | 16,154 | 64,588 |
| | 632,193 | 577,034 |
| Carrying amount of bank loans that are not repayable within one year from the end of the reporting period that contains a repayment on demand clause (shown under current liabilities) | 63,969 | 247,414 |
| | 696,162 | 824,448 |
| Less: Amounts due within one year shown under current liabilities | (550,778) | (695,273) |
| Amounts shown under non-current liabilities | 145,384 | 129,175 |

Note: The amount includes bank loans amounting HK$357,579,000 (2012: HK$383,272,000 (unaudited)) that contains a repayment on demand clause.

At 31 December 2013, all bank borrowings bear interest at LIBOR plus a margin per annum or HIBOR plus a margin per annum, at a weighted average effective interest rate of 1.95% (2012: 1.89% (unaudited)) per annum.

During the year ended 31 December 2012, the Group obtained new loan in the amount of HK$116,258,000 (unaudited) (2013: nil) to finance the construction of a property. The construction of such property was completed during the year ended 31 December 2012.

## 31. SHARE CAPITAL OF THE COMPANY

| | Number of shares | | Share capital | |
|---|---|---|---|---|
| | 2013<br>'000 | 2012<br>'000<br>(unaudited) | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) |
| Issued and fully paid: | | | | |
| At 1 January | 399,244 | 397,637 | 39,925 | 39,764 |
| Shares issued under the Scheme | 1,389 | 1,607 | 138 | 161 |
| At 31 December | 400,633 | 399,244 | 40,063 | 39,925 |

The authorized share capital of the Company is HK$50 million, comprising 500 million shares of HK$0.10 each.

During the year, 1,389,200 (2012: 1,607,400 (unaudited)) shares were issued at par to eligible employees and members of management under the employee share incentive scheme.

32. EMPLOYEE SHARE INCENTIVE SCHEME

The Scheme is for the benefit of the Group's employees and members of management and has a life of 10 years starting from March 1990. On 25 June 1999, at an extraordinary general meeting of the Company, the shareholders approved to extend the period of the Scheme for a further term of 10 years up to 23 March 2010 and allow up to 5% of the issued share capital of the Company from time to time, excluding any shares of the Company subscribed for or purchased pursuant to the Scheme since 23 March 1990, to be subscribed for or purchased pursuant to the Scheme during the extended period.

At the annual general meeting of the Company held on 24 April 2009, the shareholders approved to extend the period of the Scheme for a term of a further 10 years up to 23 March 2020 and allow up to 7.5% of the issued share capital of the Company from time to time (excluding any shares subscribed for or purchased pursuant to the Scheme since 23 March 1990) to be subscribed for or purchased pursuant to the Scheme during such extended period and that no more than 3.5% of the issued share capital of the Company from time to time (excluding any shares subscribed for or purchased pursuant to the Scheme since 23 March 1990) to be subscribed for or purchased pursuant to the Scheme for the period from 24 March 2010 to 23 March 2015.

On 21 March 2012, the directors resolved to grant, and the Company granted, a total of 1,950,300 shares ("2012 Incentive Shares") in the Company to certain employees and members of the management of the Group who shall remain employment within the Group upon expiration of the defined qualification period. The vesting period of such grant, which is the qualification period, was from 21 March 2012 to 15 December 2012.

On 28 March 2012 (the "Adoption Date"), a Share Award Scheme (the "Share Award Scheme") was adopted by the Company to establish a trust to purchase shares of the Company for the benefit of employees and the directors of the Company and its subsidiaries under the Employee Share Incentive Scheme. The scheme is valid and effective for a period of 8 years commencing from the Adoption Date. Pursuant to the rules of the scheme, the Company has appointed a trustee, Law Debenture Trust (Asia) Limited, for purpose of administering the scheme and holding the awarded shares. As a result of such Share Award Scheme, 328,000 shares (the "2012 Awarded Share") were allocated from the 2012 Incentive Shares as the 2012 Awarded Shares.

On 15 December 2012, 1,607,400 shares of the 2012 Incentive Shares were issued and 14,900 shares were forfeited and unallocated by the Company. 328,000 shares of the 2012 Awarded Shares were vested on the same date.

On 22 March 2013, the directors resolved to grant, and the Company granted, a total of 1,678,000 shares ("2013 Incentive Shares") in the Company to certain employees and members of the management of the Group who shall remain employment within the Group upon expiration of the defined qualification period. On the same date, 263,200 shares ("2013 Awarded Shares") were allocated from the 2013 Incentive Shares as the 2013 Awarded Shares. The vesting period of such grant, which is the qualification period, was from 22 March 2013 to 16 December 2013.

32. EMPLOYEE SHARE INCENTIVE SCHEME - continued

On 16 December 2013, 1,389,200 shares of the 2013 Incentive Shares were issued and 25,600 shares were forfeited and unallocated by the Company. 263,200 shares of the 2013 Awarded Shares were vested on the same date.

The fair value of the 2012 Incentive Shares and 2013 Incentive Shares granted was determined with reference to market value of the shares at the grant date taking into account the exclusion of the expected dividends as the employees are not entitled to receive dividends paid during the vesting period, while for the 2013 Awarded Shares, its fair value of HK$22,822,000 (2012 Awarded Shares: HK$37,035,000 (unaudited)) was determined with reference to the cost of purchase from the market including transaction costs, which is not significantly different from the fair value at the grant date. The total estimated fair value of the 2013 Incentive Shares and the 2013 Awarded Shares at the grant date amounted to HK$142,418,000 (2012: HK$197,132,000 (unaudited)) charged to profit or loss.

Movement of the shares granted to employees and members of the management of the Group under the Employee Share Incentive Scheme:

| | Number of Shares '000 |
|---|---|
| Outstanding as at 1 January 2012 (unaudited) | - |
| Shares granted on 21 March 2012 | 1,950 |
| Allocated as Awarded Shares on 28 March 2012 (Note) | (328) |
| Shares entitlement forfeited on 15 December 2012 | (15) |
| Shares issued on 15 December 2012 | (1,607) |
| Outstanding as at 31 December 2012 and 1 January 2013 (unaudited) | - |
| Shares granted on 22 March 2013 | 1,678 |
| Allocated as Awarded Shares on 22 March 2013 (Note) | (263) |
| Shares entitlement forfeited on 16 December 2013 | (26) |
| Shares issued on 16 December 2013 | (1,389) |
| Outstanding as at 31 December 2013 | - |

Note: Movement of Awarded Shares purchased is as follows:

| | Number of shares purchased '000 | Cost of purchase HK$'000 |
|---|---|---|
| At 1 January 2012 (unaudited) | - | - |
| Shares purchased from the market during the year | 328 | 37,035 |
| Awarded Shares vested | (328) | (37,035) |
| At 31 December 2012 and 1 January 2013 (unaudited) | - | - |
| Shares purchased from the market during the year | 263 | 22,822 |
| Awarded Shares vested | (263) | (22,822) |
| At 31 December 2013 | - | - |

## 33. RETIREMENT BENEFIT PLANS

### Defined contribution plans

The Group has retirement plans covering a substantial portion of its employees. The principal plans are defined contribution plans.

The plans for employees in Hong Kong are registered under the Occupational Retirement Schemes Ordinance ("ORSO Scheme") and a Mandatory Provident Fund Scheme ("MPF Scheme") established under the Mandatory Provident Fund Schemes Ordinance in December 2000. The assets of the schemes are held separately from those of the Group in funds under the control of trustees.

The ORSO Scheme is funded by monthly contributions from both employees and the Group at rates ranging from 5% to 12.5% of the employee's basic salary, depending on the length of services with the Group.

For members of the MPF Scheme, the Group contributes 5% of relevant payroll costs to the MPF Scheme subject only to the maximum level of payroll costs which has been increased from HK$20,000 to HK$25,000 with effective from 1 June 2012 per employee, which contribution is matched by the employees.

The employees of the Group in Mainland China, Singapore and Malaysia are members of state-managed retirement benefit schemes operated by the relevant governments. The Group is required to contribute a certain percentage of payroll costs to these schemes to fund the benefits. The only obligation of the Group with respect to these schemes is to make the specified contributions. The assets of the schemes are held separately from those of the Group in funds under the control of trustees, and in the case of Singapore and Malaysia, by the Central Provident Fund Board of Singapore and Employee Provident Fund of Malaysia respectively.

The amount charged to profit or loss of HK$159,666,000 (2012: HK$137,081,000 (unaudited)) represents contributions paid or payable to the plans by the Group at rates specified in the rules of the plans less forfeitures of HK$20,000 (2012: HK$75,000 (unaudited)) arising from employees leaving the Group prior to completion of qualifying service period.

At 31 December 2013 and 2012, there were no forfeited contributions which arose upon employees leaving the retirement plans and which are available to reduce the contributions payable in the future years.

33. RETIREMENT BENEFIT PLANS - continued

Defined benefit plans

Certain ASM AS Entities operate funded defined benefits pension scheme for all their qualified employees.

Pension benefits provided by ASM AS Entities are currently organized primarily through defined benefit pension plans which cover virtually all German employees and certain foreign employees of ASM AS Entities.

Furthermore, ASM AS Entities provide other post-employment benefits, which consist of transition payments and death benefits to German employees after retirement. These predominantly unfunded other post-employment benefit plans qualify as defined benefit plans under HKFRSs.

The plan of ASM AS Entities exposes the Group to actuarial risks such as investment risk, interest rate risk and longevity risk.

| | |
|---|---|
| Investment risk | The present value of the defined benefit plan liability is calculated using a discount rate determined by reference to high quality corporate bond yields; if the return on plan asset is below this rate, it will create a plan deficit. Currently the plan has a relatively balanced investment in equity securities and debt instruments. Due to the long-term nature of the plan liabilities, the board of the pension fund considers it appropriate that a reasonable portion of the plan assets should be invested in equity securities to leverage the return generated by the fund. |
| Interest rate risk | A decrease in the bond interest rate will increase the plan liability; however, this will be partially offset by an increase in the return on the plan's debt investments. |
| Longevity risk | The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan's liability. |

Defined benefit plans determine the entitlements of their beneficiaries. An employee's final benefit entitlement at regular retirement age may be higher than the fixed benefits at the reporting date due to future compensation or benefit increases. The net present value of this ultimate future benefit entitlement for service already rendered is represented by the Defined Benefit Obligation ("DBO"), which is calculated with consideration of future compensation increases by actuaries. The DBO is calculated based on the projected unit credit method and reflects the net present value as of the reporting date of the accumulated pension entitlements of active employees, former employees with vested rights and of retirees and their surviving dependents with consideration of future compensation and pension increases. The most recent actuarial valuation of the DBO plan in Germany was carried out at 31 December 2013 by independent qualified actuaries, Aon Hewitt GmbH, a member of the International Actuarial Association.

33. RETIREMENT BENEFIT PLANS - continued

Defined benefit plans - continued

In the case of unfunded plans, the recognized pension liability is equal to the DBO adjusted by unrecognized past service cost. In the case of funded plans, the fair value of the plan assets is offset against the benefit obligations. The net amount, after adjusting for the effects of unrecognized past service cost, is recognized as a pension liability or prepaid pension asset.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

| | 31 December 2013 | 31 December 2012 (unaudited) |
|---|---|---|
| Discount rate | 3.70% | 3.50% |
| Average longevity at retirement age | 63 years | 63 years |
| Expected rate of compensation increase | 2.25% | 2.25% |
| Expected rate of pension progression | 1.75% | 1.75% |

The amount included in the consolidated statement of financial position arising from the Group's obligation in respect of its defined benefit plans comprise:

| | 2013 HK$'000 | 2012 HK$'000 (unaudited) |
|---|---|---|
| Principal pension benefit plans | 61,337 | 71,093 |
| Other post-employment benefit plans | 17,782 | 16,712 |
| Other retirement benefit obligations | 4,014 | 3,605 |
| | 83,133 | 91,410 |

Net amount recognized in other comprehensive income (net of tax) are as follows:

For the year ended 31 December 2013

| | Principal pension benefit plans HK$'000 | Other post-employment benefit plans HK$'000 | Other retirement benefit obligations HK$'000 | Total HK$'000 |
|---|---|---|---|---|
| Remeasurement gains (losses) | 17,861 | 275 | (174) | 17,962 |
| Income tax effect | (5,844) | (90) | 80 | (5,854) |
| | 12,017 | 185 | (94) | 12,108 |

33. RETIREMENT BENEFIT PLANS - continued

Defined benefit plans - continued

For the year ended 31 December 2012 (unaudited)

| | Principal pension benefit plans HK$'000 | Other post-employment benefit plans HK$'000 | Other retirement benefit obligations HK$'000 | Total HK$'000 |
|---|---|---|---|---|
| Remeasurement (losses) gains | (55,873) | (3,745) | 24 | (59,594) |
| Income tax effect | 18,144 | 1,230 | 60 | 19,434 |
| | (37,729) | (2,515) | 84 | (40,160) |

**Principal pension benefit plans**

A reconciliation of the funded status of the principal pension benefit plans to the amount recognized in the consolidated statement of financial position at 31 December 2013 and 2012 are as follows:

| | 2013 HK$'000 | 2012 HK$'000 (unaudited) |
|---|---|---|
| Fair value of plan assets | 327,746 | 276,458 |
| Total present value of DBO | | |
| Defined benefit obligation (funded) | (385,067) | (343,209) |
| Defined benefit obligation (unfunded) | (4,016) | (4,342) |
| Net liability arising from defined benefit obligation | (61,337) | (71,093) |

The actuarial valuation showed that market value of the plan assets was HK$327,746,000 (2012: HK$276,458,000 (unaudited)) and that the actuarial value of these represented 84% (2012: 80% (unaudited)) of the benefits that had accrued to members.

The following table shows the movements in the present value of the plan assets for the years ended:

| | 2013 HK$'000 | 2012 HK$'000 (unaudited) |
|---|---|---|
| At 1 January | 276,458 | 214,740 |
| Currency realignment | 12,770 | 4,221 |
| Interest income | 10,692 | 8,718 |
| Return on plan assets (excluding amounts included in net interest expenses) | 10,048 | 29,999 |
| Contributions from plan participants | - | 2,268 |
| Employer contribution | 17,778 | 16,512 |
| At 31 December | 327,746 | 276,458 |

33. RETIREMENT BENEFIT PLANS - continued

Defined benefit plans - continued

**Principal pension benefit plans** - continued

The fair value of the plan assets at the end of the reporting period for each category, are as follows:

| Asset class | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) |
|---|---|---|
| Fixed income and corporate bonds | 224,439 | 212,873 |
| Equity securities | 97,768 | 58,056 |
| Cash and other assets | 5,539 | 5,529 |
| | 327,746 | 276,458 |

The fair values of the above equity and debt instruments are determined based on quoted market prices in active markets.

The actual return on defined benefit plan assets for the year ended 31 December 2013 was a gain of HK$20,740,000 (2012: HK$38,717,000 (unaudited)).

The movements in the present value of the DBO for the years ended are as follows:

| | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) |
|---|---|---|
| At 1 January | 347,551 | 224,178 |
| Currency realignment | 15,840 | 5,367 |
| Current service cost | 23,012 | 17,291 |
| Interest cost | 12,750 | 11,201 |
| Past service cost | - | 1,068 |
| Remeasurement (gains) losses | | |
| Actuarial (gains) losses arising from changes in financial assumptions | (12,102) | 75,802 |
| Actuarial losses arising from experience adjustments | 4,289 | 10,070 |
| Transfer (out) in | (772) | 870 |
| Contributions from plan participants | - | 2,268 |
| Benefits paid | (1,485) | (564) |
| At 31 December | 389,083 | 347,551 |

33. RETIREMENT BENEFIT PLANS - continued

Defined benefit plans - continued

**Other post-employment benefit plans**

Employees who joined ASM Assembly Systems GmbH & Co. KG ("ASM AS KG"), a subsidiary located in Germany, on or before 30 September 1983, are entitled to transition payments and death benefits. In respect of the transition payments for the first six months after retirement, participants receive the difference between their final compensation and the retirement benefits payable under the corporate pension plan.

The reconciliation of the funded status of the other post-employment benefit plans to the amount recognized in the consolidated statement of financial position are as follows:

| | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) |
|---|---|---|
| Defined benefit obligation (unfunded) | 17,782 | 16,712 |

The movements in the present value of the defined benefit obligation for the other post-employment benefits for the years ended are as follows:

| | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) |
|---|---|---|
| At 1 January | 16,712 | 14,216 |
| Currency realignment | 759 | 308 |
| Current service cost | 588 | 457 |
| Interest cost | 597 | 705 |
| Transfer out | - | (870) |
| Remeasurement (gains) losses | | |
| Actuarial (gains) losses arising from changes in financial assumptions | (271) | 2,112 |
| Actuarial (gains) losses arising from experience adjustments | (4) | 1,633 |
| Benefits paid | (599) | (1,849) |
| At 31 December | 17,782 | 16,712 |

33. RETIREMENT BENEFIT PLANS - continued

Defined benefit plans - continued

**Other post-employment benefit plans** - continued

Significant actuarial assumptions for the determination of the defined obligation are discount rate and expected pension increase. The sensitivity analyzes below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

- If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by HK$27,209,000 (increase by HK$31,473,000).
- If the expected rate of pension in payment increases (decreases) by 50 basis point, the defined benefit obligation would increase by HK$17,408,000 (decrease by HK$15,728,000).

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the statement of financial position.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from prior years.

Each year an Asset-Liability-Matching study is performed in which the consequences of the strategic investment policies are analyzed in terms of risk-and-return profiles. Investment and contribution policies are integrated within this study. Main strategic choices that are formulated in the actuarial and technical policy document of the fund is asset mix based on 30% equity instruments and 70% debt instruments.

There has been no change in the process used by the Group to manage its risks from prior periods.

The Group's subsidiaries fund the service costs expected to be earned on a yearly basis.

The average duration of the benefit obligation at 31 December 2013 is 15.04 years (2012: 16.54 years (unaudited)).

The Group expects to make a contribution of HK$23,198,000 (2012: HK$21,814,000 (unaudited)) to the defined benefit plans during the next financial year.

33. RETIREMENT BENEFIT PLANS - continued

Defined benefit plans - continued

**Other post-employment benefit plans** - continued

Amounts recognized in comprehensive income in respect of these defined benefit plans are as follows:

For the year ended 31 December 2013

| | Principal pension benefit plans HK$'000 | Other post-employment benefit plans HK$'000 | Total HK$'000 |
|---|---|---|---|
| Service cost: | | | |
| Current service cost | 23,012 | 588 | 23,600 |
| Net interest expense | 2,058 | 597 | 2,655 |
| Components of defined benefit costs recognized in profit or loss | 25,070 | 1,185 | 26,255 |
| Remeasurement (gains) losses: | | | |
| Return on plan assets (excluding amounts included in net interest expense) | (10,048) | - | (10,048) |
| Actuarial gains arising from changes in financial assumptions | (12,102) | (271) | (12,373) |
| Actuarial losses (gains) arising from experience adjustments | 4,289 | (4) | 4,285 |
| Components of defined benefit costs recognized in other comprehensive income | (17,861) | (275) | (18,136) |
| Total | 7,209 | 910 | 8,119 |

For the year ended 31 December 2012 (unaudited)

| | Principal pension benefit plans HK$'000 | Other post-employment benefit plans HK$'000 | Total HK$'000 |
|---|---|---|---|
| Service cost: | | | |
| Current service cost | 17,291 | 457 | 17,748 |
| Past service cost and loss from settlements | 1,068 | - | 1,068 |
| Net interest expense | 2,483 | 705 | 3,188 |
| Components of defined benefit costs recognized in profit or loss | 20,842 | 1,162 | 22,004 |
| Remeasurement (gains) losses: | | | |
| Return on plan assets (excluding amounts included in net interest expense) | (29,999) | - | (29,999) |
| Actuarial losses arising from changes in financial assumptions | 75,802 | 2,112 | 77,914 |
| Actuarial losses arising from experience adjustments | 10,070 | 1,633 | 11,703 |
| Components of defined benefit costs recognized in other comprehensive income | 55,873 | 3,745 | 59,618 |
| Total | 76,715 | 4,907 | 81,622 |

33. RETIREMENT BENEFIT PLANS - continued

Defined benefit plans - continued

**Other post-employment benefit plans** - continued

Service cost and net interest expense for pension are allocated among functional costs (cost of sale, selling and distribution expenses, general and administrative expenses and research and development expenses).

The remeasurement of the net defined benefit liability is included in other comprehensive income.

**Other retirement benefit obligations**

As at 31 December 2013, the consolidated statement of financial position also includes liabilities for other retirement benefit obligations consisting of liabilities for severance payments in Italy and Austria and national pension fund in Korea amounting to HK$4,014,000 (2012: HK$3,605,000 (unaudited)).

34. DEFERRED TAXATION

A summary of the major deferred tax assets and liabilities recognized and movements thereon during the current and prior years is as follows:

| | Depreciation HK$'000 (Note a) | Tax losses HK$'000 | Retirement benefit obligations HK$'000 (Note b) | Inventories HK$'000 (Note c) | Trade receivables HK$'000 (Note c) | Provisions HK$'000 (Note b) | Others HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|---|---|---|
| At 1 January 2012 (unaudited) | (1,796) | 2,474 | 19,091 | 59,614 | (15,749) | 29,512 | (33,391) | 59,755 |
| Reclassification | (109) | - | 14,987 | (18,053) | 20,619 | (15,708) | (1,736) | - |
| Credit (charge) to profit or loss for the year | 5,811 | (71) | (4,035) | 39,972 | 988 | 7,805 | 31,621 | 82,091 |
| Credit to other comprehensive income for the year | - | - | 19,434 | - | - | - | - | 19,434 |
| Currency realignment | (82) | (60) | 802 | 555 | 98 | 391 | (161) | 1,543 |
| At 31 December 2012 (unaudited) | 3,824 | 2,343 | 50,279 | 82,088 | 5,956 | 22,000 | (3,667) | 162,823 |
| Credit (charge) to profit or loss for the year | 3,883 | 29,531 | 2,996 | 7,012 | (2,319) | 22,046 | 13,563 | 76,712 |
| Charge to other comprehensive income for the year | - | - | (5,854) | - | - | - | - | (5,854) |
| Currency realignment | (42) | (494) | 2,162 | 782 | 53 | 606 | (104) | 2,963 |
| At 31 December 2013 | 7,665 | 31,380 | 49,583 | 89,882 | 3,690 | 44,652 | 9,792 | 236,644 |

Notes:

(a) The deferred tax arose from the temporary difference between the carrying amount of property, plant and equipment and their tax base. As at 31 December 2012 and 2013, the tax depreciation was less than accounting depreciation. A deductible temporary difference arose, and resulted in a deferred tax asset.

(b) The deductible temporary difference arising from retirement benefit obligations and provisions would be reversed upon the settlement of the related obligations and provisions.

(c) The deductible temporary difference mainly arising from allowances of inventories and trade receivables and unrealized profit of inventories would be reversed upon sales of inventories and write off of respective inventories and receivables.

34. DEFERRED TAXATION - continued

The following is the analysis of the deferred tax balances for the purpose of presentation in the consolidated statement of financial position:

| | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) |
|---|---|---|
| Deferred tax assets | 242,427 | 171,634 |
| Deferred tax liabilities | (5,783) | (8,811) |
| | 236,644 | 162,823 |

At 31 December 2013, the Group had unused tax losses of HK$462,306,000 (2012: HK$485,572,000 (unaudited)) available to offset future taxable profits. At 31 December 2013, a deferred tax asset amounting to HK$31,380,000 (2012: HK$2,343,000 (unaudited)) was recognized for tax losses amounting to HK$180,383,000 (2012: HK$7,603,000 (unaudited)) and no deferred tax was recognized in respect of the remaining tax losses of HK$281,923,000 (2012: HK$477,969,000 (unaudited)) due to the unpredictability of future profit streams. At 31 December 2013, included in the unrecognized tax losses are losses of HK$60,037,000 that would expire in 2017 (2012: HK$3,737,000 (unaudited) that will expire in 2021). Other losses may be carried forward indefinitely.

Under the EIT Law of PRC, withholding tax is imposed on dividends declared in respect of profits earned by PRC subsidiaries from 1 January 2008 onwards. For certain subsidiaries located in other jurisdictions, withholding tax is also imposed on dividend. Deferred taxation has not been provided in the consolidated financial statements in respect of temporary difference attributable to accumulated profits of these subsidiaries amounting to HK$1,245,008,000 (2012: HK$844,630,000 (unaudited)) as the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

35. CONTINGENT LIABILITIES

| | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) |
|---|---|---|
| Guarantees given to the Singapore government for work permits of foreign workers in Singapore | 2,671 | 3,110 |

In addition, a supplier raised a claim in 2009 against a group entity which was acquired by the Group in 2011. The management estimated the expected financial effect to be an amount of EUR2,500,000 (equivalent to approximately HK$26,733,000 (2012: approximately HK$25,565,000 (unaudited))) and the amount was recognized as a liability as of 31 December 2013. The legal proceedings have not yet been finalized. However, the management believes that the accrued liabilities will be sufficient to meet the obligation under the claim. The Group is not aware of any other legal proceedings that would have an adverse or material impact on the Group's financial results.

## 36. CAPITAL AND OTHER COMMITMENTS

| | 2013 HK$'000 | 2012 HK$'000 (unaudited) |
|---|---|---|
| Capital expenditure in respect of the acquisition of property, plant and equipment: | | |
| - authorized but not contracted for | 72,259 | 44,796 |
| - contracted for but not provided in the consolidated financial statements | 113,725 | 107,606 |
| Other commitment in respect of acquisition of land use right: | | |
| - contracted for but not provided in the consolidated financial statements | 26,904 | 61,322 |
| Other commitment in respect of acquisition of subsidiaries (see note 40): | | |
| - contracted for but not provided in the consolidated financial statements | 1,550,760 | - |
| | 1,763,648 | 213,724 |

## 37. OPERATING LEASE COMMITMENTS

At the end of the reporting period, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

| | 2013 | | | 2012 (unaudited) | | |
|---|---|---|---|---|---|---|
| | Land and buildings HK$'000 | Motor vehicles and others HK$'000 | Total HK$'000 | Land and buildings HK$'000 | Motor vehicles and others HK$'000 | Total HK$'000 |
| Within one year | 192,329 | 7,537 | 199,866 | 168,641 | 5,903 | 174,544 |
| In the second to fifth years inclusive | 326,994 | 13,388 | 340,382 | 357,115 | 8,148 | 365,263 |
| Over five years | 18,642 | - | 18,642 | 20,488 | - | 20,488 |
| | 537,965 | 20,925 | 558,890 | 546,244 | 14,051 | 560,295 |

Operating lease payments represent rentals payable by the Group for certain of its manufacturing plants, office properties, quarters and motor vehicles. Except for land leased from the Singapore Housing & Development Board for a period of 30 years (renewable upon expiry for a further term of 30 years (unaudited)), other leases are negotiated for an average term of two to five years (2012: two to five years (unaudited)).

## 38. SHARE OPTION SCHEMES

ASM International, a shareholder of the Company and the former ultimate holding company of the Company, has adopted various share option schemes for the primary purpose of providing incentives to the directors and eligible employees of ASM International and its subsidiaries. Under these schemes, key employees of ASM International and its subsidiaries may purchase a specific number of shares of ASM International. Options were priced at market value in Euros or US dollars on the grant date, and were generally vest in equal parts over a period of five years and generally expire after five or ten years from the grant date. ASM International ceased to be the controlling shareholder of the Company upon its partial disposal of its equity interest in the Company during the year.

A summary of the movements of share options of ASM International granted to the directors of the Company in respect of services provided to ASM International during the year ended 31 December 2012 is as follows:

| | Held by directors | Weighted average exercise price EUR |
|---|---|---|
| At 1 January 2012 (unaudited) | 420,531 | 17.11 |
| Granted during the year | 100,000 | 27.04 |
| At 31 December 2012 (unaudited) | 520,531 | 19.01 |

## 39. CONNECTED AND RELATED PARTY TRANSACTIONS

Compensation of key management personnel

The emoluments of directors and other members of key management during the year were as follows:

| | 2013 HK$'000 | 2012 HK$'000 (unaudited) |
|---|---|---|
| Short-term benefits | 26,667 | 30,938 |
| Post-employment benefits | 1,260 | 1,316 |
| Share-based payments | 27,092 | 43,210 |
| | 55,019 | 75,464 |

Certain shares of the Company were issued to key management under the Employee Share Incentive Scheme which has a term of 10 years starting from March 1990, the scheme was extended for a further term of 10 years up to 23 March 2010 pursuant to an extraordinary general meeting of the Company on 25 June 1999. The Employee Share Incentive Scheme was further extended for another term of 10 years up to 23 March 2020 pursuant to an annual meeting of the Company on 24 April 2009. The estimated fair value of such shares were included in share-based payments for both years.

The emoluments of directors and key executives are determined by the Remuneration Committee having regard to the performance of individuals and market trends.

## 40. EVENTS AFTER THE END OF THE REPORTING PERIOD

### a) Acquisition of DEK Business

On 3 December 2013, the Company entered into a master sale and purchase agreement (the "S&P Agreement") with Dover Printing & Identification, Inc. and Dover Corporation (the "Sellers") pursuant to which the Company conditionally agreed to acquire the screen printing and processes business currently operated by the Sellers ("DEK Business") which comprises all the shares in the companies currently operating the DEK Business ("Target Companies"). The product portfolio of the DEK Business consists of surface mount technology assembly equipment for the electronics industry, metallization equipment for solar and fuel cells industry and a portfolio of the following recurring revenue products: consumables, replacement screens, stencils, parts and services.

The purchase consideration comprises the base purchase price of US$170,000,000 (equivalent to approximately HK$1,318,146,000) adjusted by the amount of working capital, capital expenditures and cash and cash equivalents of the Target Companies upon completion pursuant to the terms specified in the S&P Agreement; and plus a contingent consideration totaling up to US$30,000,000 (equivalent to approximately HK$232,614,000) that are linked to the actual revenue of the Target Companies earned during the measurement period specified in the S&P Agreement.

Details of the transaction were set out in the Company's announcement dated 3 December 2013. The transaction has not yet completed at the date of approval of these consolidated financial statements.

### b) Setting Up of Advanced Laser Technology Center

The Group entered into a purchase agreement on 12 February 2014 (the "Agreement") to purchase, amongst other things, the intellectual property rights and know-how of Advanced Laser Separation International B.V. ("ALSI"), a Dutch technology company specializing in multi-beam laser-cutting and low-K wafer grooving (the "Purchase"). Through this purchase, the Group has set up an advanced laser technology center in the Netherlands to develop technology and machines to serve the laser sawing market. ALSI is an independent third party. The Purchase has completed at the date of approval of these consolidated financial statements. Details are set out in the Company's announcement on "Setting Up of Advanced Laser Technology Center" dated 14 February 2014. The Company is currently assessing the financial impact of the Purchase.

### c) Issue of convertible bonds

On 28 March 2014, the Company issued convertible bonds in the principal amount of HK$2,400,000,000 at an interest rate of 2% per annum which is due on 28 March 2019 (the "Bonds"). The Bonds are convertible into ordinary shares of the Company at an initial conversion price of HK$98.21 per share. The Company has the right to redeem the Bonds in whole at any time after 28 March 2017, subject to certain conditions. The holders of the Bonds have right to redeem the Bonds on 28 March 2017. The Company intends to use the net proceeds from the bond issue to pay for the purchase consideration in relation to the acquisition of the DEK Business, and for general working capital purposes. Details of the Bonds were set out in the Company's announcement dated 5 March 2014 and 28 March 2014.

## 41. PARTICULARS OF PRINCIPAL SUBSIDIARIES OF THE COMPANY

Details of the principal subsidiaries at 31 December 2013 and 2012 (unaudited) are as follows:

| Name of subsidiary | Place of incorporation/ establishment | Nominal value of issued capital<br>Ordinary shares/ registered capital | Proportion of nominal value of issued ordinary share/registered capital held by the Company<br>Directly | <br>Indirectly | Principal activities |
|---|---|---|---|---|---|
| ASM Assembly Equipment Bangkok Limited | Thailand | Baht7,000,000 | - | 100% | Marketing service |
| ASM Assembly Equipment (M) Sdn. Bhd. | Malaysia | MYR10,000 | - | 100% | Marketing service |
| ASM Assembly Systems GmbH & Co. KG (Note a) | Germany | EUR20,200,000 | - | 100% | Manufacture and sale of surface mount technology equipment and trading of semiconductor equipment |
| ASM Assembly Systems, LLC | Delaware, United States | - | - | 100% | Trading of surface mount technology equipment |
| 先進裝配系統有限公司 (ASM Assembly Systems Ltd.)* | PRC | EUR5,400,000 | - | 100% | Trading of surface mount technology equipment |
| ASM Assembly Systems Singapore Pte. Ltd. | Singapore | S$33,000,001 | - | 100% | Manufacture and sale of surface mount technology equipment |
| ASM Assembly Technology Co., Ltd. | Japan | JPY10,000,000 | 100% | - | Trading of semiconductor equipment |
| 先域微電子技術服務(上海)有限公司 (ASM Microelectronic Technical Services (Shanghai) Co., Limited)* | PRC | US$400,000 | - | 100% | Trading of semiconductor equipment |
| ASM Pacific Assembly Products, Inc. | United States of America | US$60,000 | - | 100% | Trading of semiconductor equipment and materials |
| ASM Pacific (Holding) Limited | Hong Kong | HK$1,000,000 | 100% | - | Trading of semiconductor equipment and materials in Taiwan |
| ASM Pacific (Hong Kong) Limited | Hong Kong | HK$500,000 | 100% | - | Trading of semiconductor equipment, surface mount technology equipment and materials in Hong Kong and marketing service in Korea |
| 先進半導體材料(深圳)有限公司 (ASM Materials China Limited)* | PRC | US$41,672,392 (2012: US$37,672,392) | - | 100% | Manufacture of semiconductor equipment and materials |
| ASM Technology Asia Limited | Hong Kong | HK$2 | 100% | - | Investment holding and agency services and also provision of logistics and purchasing services to group companies |
| 先進科技(中國)有限公司 (ASM Technology China Limited)* | PRC | US$26,058,159 | - | 100% | Research and development of semiconductor equipment |
| ASM Technology Hong Kong Limited | Hong Kong | HK$10,000,000 | 100% | - | Manufacture of semiconductor equipment and provision of research and development services |
| 先進科技(惠州)有限公司 (ASM Technology (Huizhou) Co., Ltd.)* | PRC | US$107,737,691 (2012: US$97,752,396) | - | 100% | Manufacture of semiconductor equipment and surface mount technology equipment |
| ASM Technology (M) Sdn. Bhd. | Malaysia | MYR74,000,000 | 100% | - | Manufacture of semiconductor equipment, materials and surface mount technology equipment |
| ASM Technology Singapore Pte Ltd. | Singapore | S$53,000,000 | 100% | - | Manufacture and sale of semiconductor equipment and materials |
| 進峰貿易(深圳)有限公司 (Edgeward Trading (Shenzhen) Limited)* | PRC | US$300,000 | - | 100% | Trading of semiconductor equipment and materials |
| 深圳先進微電子科技有限公司 (Shenzhen ASM Micro Electronic Technology Co., Ltd.) | PRC | (Note b) | - | (Note b) | Manufacture of semiconductor equipment and surface mount technology equipment |

41. PARTICULARS OF PRINCIPAL SUBSIDIARIES OF THE COMPANY - continued

Notes:

(a) Pursuant to the MSP Agreement entered into with Siemens AG, the Company undertook for a period of three years from the date of completion of acquisition of the ASM AS Entities not to directly or indirectly make, resolve on, initiate, enable or accept dividend payments and loan repayments from ASM AS KG. As at 31 December 2013 and 2012, no loan was advanced to ASM AS KG and the accumulated gain of ASM AS KG amounted to EUR23,148,000 (equivalent to approximately HK$247,534,000) (2012: EUR9,071,000 (equivalent to approximately HK$92,760,000 (unaudited))).

(b) Under a joint venture agreement, the Group has committed to contribute 100% of the registered capital of HK$718,300,000 (2012: HK$718,300,000 (unaudited)) in 深圳先進微電子科技有限公司 (Shenzhen ASM Micro Electronic Technology Co., Ltd.) ("MET"), a co-operative joint venture company established in the PRC with a term of 10 years commencing October 1994. On 23 February 2004, the term was approved to be extended for a period of five years to October 2009. On 23 June 2009, the term was approved to be extended for a further period of seven years to October 2016. At 31 December 2013, the Group has paid up HK$712,500,000 (2012: HK$648,529,270 (unaudited)) as registered capital of MET. The Group has to bear the entire risk and liabilities of MET and has power over MET. Also, the Group is exposed and has rights, to variable returns from its involvement with MET. Other than annual amount of HK$10,201,000 (2012: HK$10,029,000 (unaudited)) attributable to assets provided by the PRC joint venture partner, the Group is entitled to the entire profit or loss of MET. On cessation of the joint venture company, the Group will be entitled to all assets other than those provided by the PRC joint venture partner and those irremovable building improvements. The annual amount paid to the PRC joint venture partner was included in the minimum lease payments during the year. The commitment for the future payments was included in the operating lease commitments as at 31 December 2013 and 2012 in note 37.

* Established as a wholly foreign owned enterprise in the PRC.

All the principal subsidiaries operate predominantly in their respective places of incorporation/establishment unless specified otherwise under the heading "principal activities".

No debt security has been issued by any of the subsidiaries at any time during the year or is outstanding at the end of the year.

The above table lists the subsidiaries of the Group which, in the opinion of the directors, principally affected the results or net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

## 42. INFORMATION ABOUT FINANCIAL POSITION OF THE COMPANY

Information about the statement of financial position of the Company at the end of the reporting period includes:

| | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) |
|---|---|---|
| **Assets** | | |
| Unlisted investments in subsidiaries | 464,199 | 464,199 |
| Loans to subsidiaries | 759,379 | 749,482 |
| Pledged bank deposit | 213,866 | 204,520 |
| Amounts due from subsidiaries | 2,580,485 | 2,288,302 |
| Other current assets | 117,353 | 83,892 |
| | 4,135,282 | 3,790,395 |
| Liabilities | (971,292) | (880,361) |
| | 3,163,990 | 2,910,034 |
| **Capital and reserves** | | |
| Share capital (see note 31) | 40,063 | 39,925 |
| Reserves (Note) | 3,123,927 | 2,870,109 |
| | 3,163,990 | 2,910,034 |

**Note: Movement in reserves**

| | Share premium HK$'000 | Employee share-based compensation reserve HK$'000 | Shares held for share award scheme HK$'000 | Capital redemption reserve HK$'000 | Capital reserve HK$'000 | Retained profits HK$'000 | Dividend reserve HK$'000 | Total HK$'000 |
|---|---|---|---|---|---|---|---|---|
| At 1 January 2012 (unaudited) | 665,329 | - | - | 155 | 56,143 | 1,729,527 | 318,110 | 2,769,264 |
| Profit and total comprehensive income for the year | - | - | - | - | - | 501,578 | - | 501,578 |
| Sub-total | 665,329 | - | - | 155 | 56,143 | 2,231,105 | 318,110 | 3,270,842 |
| Recognition of equity-settled share-based payments | - | 197,132 | - | - | - | - | - | 197,132 |
| Purchase of shares under the Employee Share Incentive Scheme | - | - | (37,035) | - | - | - | - | (37,035) |
| Shares vested under the Employee Share Incentive Scheme | - | (37,035) | 37,035 | - | - | - | - | - |
| Shares issued under the Employee Share Incentive Scheme | 159,936 | (160,097) | - | - | - | - | - | (161) |
| 2011 final dividend paid | - | - | - | - | - | - | (318,110) | (318,110) |
| 2012 interim dividend paid | - | - | - | - | - | (242,559) | - | (242,559) |
| 2012 final dividend proposed | - | - | - | - | - | (119,773) | 119,773 | - |
| At 31 December 2012 and 1 January 2013 (unaudited) | 825,265 | - | - | 155 | 56,143 | 1,868,773 | 119,773 | 2,870,109 |
| Profit and total comprehensive income for the year | - | - | - | - | - | 393,869 | - | 393,869 |
| Sub-total | 825,265 | - | - | 155 | 56,143 | 2,262,642 | 119,773 | 3,263,978 |
| Recognition of equity-settled share-based payments | - | 142,418 | - | - | - | - | - | 142,418 |
| Purchase of shares under the Employee Share Incentive Scheme | - | - | (22,822) | - | - | - | - | (22,822) |
| Shares vested under the Employee Share Incentive Scheme | - | (22,822) | 22,822 | - | - | - | - | - |
| Shares issued under the Employee Share Incentive Scheme | 119,458 | (119,596) | - | - | - | - | - | (138) |
| 2012 final dividend paid | - | - | - | - | - | - | (119,773) | (119,773) |
| 2013 interim dividend paid | - | - | - | - | - | (139,736) | - | (139,736) |
| 2013 final dividend proposed | - | - | - | - | - | (200,317) | 200,317 | - |
| At 31 December 2013 | 944,723 | - | - | 155 | 56,143 | 1,922,589 | 200,317 | 3,123,927 |

43. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA ("US GAAP")

The Company's accounting policies conform with HKFRS, which differ in certain significant respects from US GAAP. The following statements summarize the adjustments to the Group's net income and total shareholders' equity that would have to be made if the Group was to report in accordance with US GAAP.

**Reconciliation of net income to US GAAP**

| | Notes | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) |
|---|---|---|---|
| Net income under HKFRS | | 558,589 | 688,994 |
| Adjustments for: | | | |
| - Deferred income taxes | (a) | (2,178) | 7,191 |
| - Pension | (b) | (7,387) | 7,068 |
| Net income under US GAAP | | 549,024 | 703,253 |

**Reconciliation shareholders' equity to US GAAP**

| | Notes | 2013<br>HK$'000 | 2012<br>HK$'000<br>(unaudited) |
|---|---|---|---|
| Shareholders' equity under HKFRS | | 7,081,265 | 6,556,674 |
| Adjustments for: | | | |
| - Deferred income taxes | (a) | (2,645) | (833) |
| - Pension | (b) | - | 7,181 |
| Shareholders' equity under US GAAP | | 7,078,620 | 6,563,022 |

Notes:

(a) Deferred income taxes

Adjustments for deferred income taxes in the reconciliation to US GAAP are attributable the unrealized profit adjustment. Under US GAAP, the local tax rate of the seller in an intercompany sales and purchase transaction should be used. In contrast, the local tax rate of the buyer should be used in accordance with HKFRS.

43. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA ("US GAAP") - continued

Notes: - continued

(b) Pension

Adjustments for pension in the reconciliation to US GAAP are attributable to the German Altersteilzeit accruals. The accruals comprise severance payments to be paid upon leave of the Group as well as additional payments made to the employees during the contract period.

In 2012, under US GAAP, the Group cannot accrue all amounts for additional payments. Those additional payments have to be accrued over the time between signing of the agreement and the end of active service. In contrast, the full provision of the additional payments was acceptable under HKFRS as the criteria are met, such as present obligation and reliable estimation of the amounts. In 2013, such difference was eliminated upon the adoption of HKAS 19 (Revised 2011) "Employee Benefits" which required those additional payments be accrued and accounted for over the period of required employee service. Such accrual was adjusted to current year but not adjusted retrospectively because the effect on prior periods was not significant.

**Significant balance sheet differences not noted in the equity reconciliation**

Under HKFRS, all deferred tax assets and liabilities are classified as non-current. However, under US GAAP, classification of deferred tax assets and liabilities must be consistent with the underlying asset or liability generating the difference. As of 31 December 2013, deferred tax liabilities of HK$3,972,0000 (2012: HK$368,000 (unaudited)) and deferred tax assets of HK$191,590,0000 (2012: HK$126,146,000 (unaudited)) are classified as current.

Under HKFRS, land and building elements are bifurcated and accounted for separately. Land use rights are classified under "prepaid lease payments". However, under US GAAP, land and building elements are generally accounted for as a single unit. The costs of such land use rights are classified under "property, plant and equipment" in the balance sheet.

**Presentation of cash flow statement**

Under HKFRS, interest income received is classified as investing activities and interest expenses paid are classified as financing activities.

Under US GAAP, such interest income received and interest expenses paid are classified as operating activities.